Genco Shipping & Trading Limited



2005 Annual Report

Genco Shipping & Trading Limited is a leading provider of international seaborne drybulk transportation services. Utilizing its 17 drybulk carriers, the Company transports iron ore, coal, grain, steel products and other drybulk cargoes along worldwide shipping routes for leading multi-national charterers. Genco Shipping & Trading Limited currently owns a fleet of five Panamax, seven Handymax and five Handysize vessels. The fleet has an average age of eight and a half years and a carrying capacity of approximately 839,000 dwt.

2005 Highlights

- Completed a $247 million initial public offering
- Closed on a $450 million credit facility
- Declared a cumulative dividend of $1.20 per share for the two eligible quarters
- Recorded net income of $54.5 million, or $2.91 basic earnings per share
- Expanded fleet to 17 vessels by taking delivery of the 2001-built Genco Muse

2005 Financial and Operational Highlights

(dollars in thousands)

Pro Forma Balance Sheet Items[1]

December 31, 2005

Pro Forma Cash	$ 31,651
Net Debt	$ 99,032
Net Debt to Total Capitalization	22.9%
Total Liquidity	$350,968

Performance Items[1]

December 31, 2005

EBITDA Margin	78.2%
Fleet Utilization	99.2%
Return on Total Capital	15.7%

(1) Please refer to page 48 for a reconciliation of Pro Forma Balance Sheet Items and Performance Items.

"We founded Genco with the distinct vision of becoming a leader in the drybulk shipping industry with a large, quality fleet delivering first-rate service to leading multinational charterers. Our success in 2005 represented significant progress in achieving this vision, which gives us great confidence for the future as we strive for the continued creation of long-term value for our shareholders."



To Our Valued Shareholders

2005 was a year of tremendous success and momentum for Genco Shipping & Trading Limited. We founded Genco with a distinct vision of becoming a leader in the drybulk shipping industry with a large, quality fleet delivering first-rate service to leading multinational charterers. Our success in 2005 represented significant progress in achieving this vision, which gives us great confidence for the future as we strive for the continued creation of long-term value for our shareholders.

Capitalizing on an Opportunity

In December 2004, we capitalized on a unique opportunity to create a leading and sizeable drybulk company with the goal of positioning Genco to take advantage of the favorable long-term industry fundamentals. Primarily driven by China, India, and to a lesser extent the OECD, the demand for essential commodities and the related maritime transportation of such vital goods is expected to increase considerably in the coming years. In addition to the favorable long-term growth fundamentals prevalent in the market, the drybulk industry today is highly fragmented, with the top ten drybulk companies owning only 15 percent of the world fleet. This leaves a significant opportunity for Genco to become the bellwether of the industry—consolidating the market and strengthening our position as an industry leader. Drawing on our world-class management team's 50 years of shipping and capital markets experience and backed by an impressive track record of consolidation success, we are confident we will continue to drive our leadership in the marketplace as we did in establishing our initial fleet.

By acting decisively at the time of the Company's inception and acquiring a large fleet with an average age of nearly half that of the world fleet, we built a strong foundation for our future success. Concurrent with acquiring our modern fleet, we also identified a unique opportunity to lock in time charters for the majority of our vessels at extremely favorable rates with leading charterers including diversified resources company BHP and international food provider Cargill. Our success at entering into these contracts, which have charter rates that are between 40 percent and 80 percent above the current one-year time charter market, demonstrates the foresight we have in capitalizing on the industry fundamentals. In addition, our success in securing these attractive contracts at above-market rates also directly contributed to the Company's strong earnings and dividends in Genco's first full year of operations.

Creating a Strong Foundation for Growth

In July 2005, our initial achievements drove our highly successful initial public offering. The offering generated approximately $247 million in gross proceeds, furthering our strong position in the marketplace and preparing Genco for continued success and growth in the drybulk shipping industry.

At the core of Genco's ability for achieving future growth for shareholders are the significant strides we made in 2005 towards building a strong balance sheet and capital structure. In addition to the initial public offering proceeds, we closed on a new, ten-year $450 million revolving credit facility that allowed Genco to pay down its original, higher interest debt while securing more flexible financing options for future growth. With this $450 million credit facility in place and the implementation of our unique dividend policy that includes a reserve for future fleet growth, Genco has differentiated itself and positioned the Company to consolidate the industry without the need to access the equity markets.

Delivering Strong Results

Key to Genco's strategy is providing shareholders with dividends while growing the Company through acquisitions. Reflecting on the Company's strong operational and financial foundation as well as the considerable progress we have made implementing our strategy to date, Genco experienced significant success on both fronts. In terms of dividends, Genco distributed a cumulative dividend of $1.20 per share for the two eligible quarters of 2005 and in doing so exceeded its target dividend for the year. At the same time, we also remained true to our goal of opportunistically adding quality tonnage to the fleet and to this end acquired our seventeenth vessel, the Genco Muse, in October of 2005. With the addition of this 2001-built Handymax vessel, Genco achieved a number of near-term objectives including increasing both our time charter coverage and the average rate earned by our fleet. Equally as important, and a principal component in delivering upon our long-term strategy, the acquisition of the Genco Muse also improved the age profile of our fleet.

The Year Ahead—Disciplined Growth

The implementation of a successful growth strategy requires significant financial resources and unwavering commitment to achieve strong results for our shareholders—both key differentiators and strategic advantages for Genco.

Taking advantage of the Company's undrawn commitment of $319 million under its revolving credit facility, as of December 31, 2005, and our relatively low net debt-to-capitalization ratio, we intend to actively look for acquisition opportunities to further consolidate the industry and expand our leadership position. In achieving this critical objective, our focus will be on further enhancing the Company's earnings performance over time. Driven by the pursuit of creating long-term value for the Company and its shareholders, we will employ strict acquisition criteria. First, earnings and cash flow accretion will continue to be a priority for Genco. Second, we will retain a disciplined approach to return on total capital.

During a time when we diligently look for opportunities to further benefit from the fragmented nature of the industry, we believe our time charter coverage will continue to serve the Company and its shareholders well. With 77 percent of our fleet's 2006 available days secured on contracts at rates that continue to be superior to the market, Genco is in a strong position to provide shareholders with stable earnings and dividends through 2006.

Making It Possible

Our ability to make a strong entrance into the drybulk shipping industry was an impressive accomplishment for Genco and its dedicated team. In just a short period of time, we created a sizeable drybulk company that delivered solid earnings results and sizeable dividends to shareholders. I would like to thank our team for their contributions in making 2005 such a successful year for the Company. I would also like to thank our shareholders, customers and others who have supported the Company since its inception. Such support will continue to strengthen the foundation of our organization and guide us through future growth. I look forward to our advancement in the coming years and sharing these achievements with you in the future.



Peter C. Georgiopoulos
Chairman of the Board
Genco Shipping & Trading Limited

Letter from the President

Genco achieved significant operational milestones in 2005, establishing our Company as a formidable player in the industry. At the core of our operating strategy are two fundamental principles that advanced our position in the market during the year. These principles, which are deeply rooted in Genco's culture, are related to growing our reputation as an operator of high-quality tonnage and maintaining an unrelenting commitment to operational excellence.

A top priority for Genco is to acquire first-in-class vessels that surpass rigorous standards as well as support the long-term earnings potential of our fleet. With this goal at the forefront of our decision making, we drew upon our team's significant industry insight and experience to build a modern fleet approximately half the average age of the industry fleet. The high-quality nature of our fleet, combined with the leading reputation of our management team, was directly related to the strong support Genco garnered from top charterers. Underscoring this notable success was the Company's accomplishment of securing its fleet on long-term charters with prestigious multi-national companies.

Consistent with our focus of building a high-quality fleet, Genco made important decisions aimed at achieving operational excellence now and in the future. First and foremost, we engaged the services of Wallem Shipmanagement, one of the world's leading technical management companies, with over 35 years of experience and more than 240 vessels currently under management. Complementing Wallem's expertise, we also established an internal operations team that has been instrumental in Genco's achievement of impressive operational standards for its customers.

With a strong operational foundation firmly in place, Genco's ongoing focus will be on maintaining our vessels to the highest standards and delivering results that surpass our customers' exacting requirements. From a commercial perspective, we will continue to strive to achieve an appropriate time charter balance. In doing so, we will continue to look for opportunities to secure our vessels on favorable charters as we did at the Company's inception in 2004. In addition, we will seek opportunities to trade a number of our vessels in the spot market in order to best capitalize on any future rate increases. To this end, the Genco Trader and Genco Leader are expected to continue to trade in the Baumarine pool, a well-known spot pool of approximately 45 vessels.

I would like to extend my appreciation to the entire Genco team for their efforts in making 2005 a momentous year.

Robert Gerald Buchanan
President
Genco Shipping & Trading Limited



"The high-quality nature of our fleet, combined with the leading reputation of our management team, was directly related to the strong support Genco garnered from top charterers. Underscoring this notable success was the Company's accomplishment of securing its fleet on long-term charters with prestigious multi-national companies."

Letter from the CFO

Focused on a vision of becoming the drybulk shipping industry leader, Genco firmly delivered on its financial objectives in 2005. Among our important accomplishments, we provided shareholders strong earnings and dividends, which were both driven by our above-market time charters and cost-effective operations. We also solidified our platform for future growth by establishing a strong capital structure that creates a distinct advantage for the Company as it continues to actively seek to further consolidate the industry.

Highlighting our strong financial performance, we recorded net income of $45.5 million for the full year of 2005 and declared a cumulative dividend of $1.20 per share for the two eligible quarters of 2005, equivalent to a 14 percent annualized yield based on the closing price of Genco's common stock on April 10, 2006. Our ability to provide shareholders with sizeable dividends during the year was notable for a number of reasons. First, the $1.20 per share we distributed during 2005 exceeded our target rate. Second, these dividends were declared during a period in which rates were comparatively softer than 2004, demonstrating management's significant success at securing our fleet on time charters at favorable rates.

During the third quarter of 2005, we successfully completed our $247 million initial public offering and acted decisively to subsequently put in place a $450 million revolving credit facility. The $450 million facility, which has favorable terms including a six-year non-amortization period and low relative interest rate, allowed Genco to establish a capital structure consistent with its growth objectives. The Company's $319 million undrawn commitment, combined with its unique dividend policy which includes a reserve for growth, positions Genco to continue to be an active acquirer in the industry without having to rely on the equity markets to execute our strategy. In achieving this value-creating objective, we will be diligent in our approach and will look to capitalize on transactions that meet stringent financial criteria. Specifically, transactions will be scrutinized based on their ability to provide earnings and cash flow accretion while maintaining a keen focus on return on total capital.

In closing, I thank everyone who contributed to Genco's success in its inaugural year. The discipline of our entire staff underscores the commitment we uphold in further growing the Company and enhancing our industry leadership. In supporting Genco's strategic initiatives, our finance team will continue to play an important role while ensuring a high level of financial reporting integrity in order to best serve our shareholders.

John C. Wobensmith
Chief Financial Officer
Genco Shipping & Trading Limited



"The Company's $319 million undrawn commitment, combined with its unique dividend policy which includes a reserve for growth, positions Genco to continue to be an active acquirer in the industry without having to rely on the equity markets to execute our strategy. In achieving this value-creating objective, we will be diligent in our approach and will look to capitalize on transactions that meet stringent financial criteria."





Positioned for Strong Growth

A primary driver of Genco's early success was the Company's industry foresight and ability to act in a decisive and effective manner towards building a solid foundation for future growth. With the distinct vision of becoming an industry leader with one of the largest, highest-quality fleets, Genco achieved several accomplishments in 2005 to build upon its existing strong foundation.

First, the Company successfully raised $247 million in its initial public offering in July 2005, furthering its position in the marketplace and preparing Genco for future success and growth in the drybulk shipping industry. Complementing this strategy, when deciding to go public, Genco formulated a unique dividend policy aimed at enabling shareholders to benefit from its earnings power while at the same time providing the Company with a reserve for acquisition opportunities. The final element that solidified Genco's strong foundation for growth was the Company's success securing a $450 million revolving credit facility that has favorable terms including a six-year non-amortization period and low relative interest rate. At year's end, significant borrowing capacity remained available under the revolving facility, positioning the Company well for future growth.

The strategic steps taken during the year have served to differentiate the Company in terms of its financial flexibility to grow and its ability to provide shareholders with a stable dividend. The acquisition of the Company's seventeenth vessel in 2005, a year in which it distributed $1.20 per share in dividends, underscores this point.

Going forward, Genco will seek to take advantage of its $319 million undrawn commitment, as of December 31, 2005, to strategically expand its fleet in an effort to continue to benefit from attractive long-term fundamentals and the fragmented nature of the industry.

With less than 15 percent of the worldwide drybulk fleet controlled by the top ten largest players in the drybulk shipping industry, Genco has a significant opportunity to draw upon its management team's considerable past consolidation success as it strives to become the bellwether in the industry.

As Genco expands its fleet, the Company intends to remain focused on employing strict acquisition criteria with the goal of creating long-term value for the Company and its shareholders. To that end, the Company will concentrate on accretive acquisitions aimed at expanding its earnings power while maintaining a disciplined approach to its return on total capital.



A primary driver of Genco's early success was the Company's industry foresight and ability to act in a decisive and effective manner in building a solid foundation for future growth.

Standards of Operating Excellence

Genco's philosophy of operational excellence is evident across all aspects of its business. Striving to build a best-in-class, highly dependable fleet, we acquired vessels with an average vessel age of eight and a half years, approximately half the industry average. The considerable success the Company has had in this regard, combined with its commitment to strict operational standards, has served Genco well as it has emerged as an industry leader.

Backing Genco's modern fleet are comprehensive ship maintenance programs, environmental protection and safety policies and the ongoing recruitment, training and retention of qualified crew members. In support of the Company's significant efforts to ensure a seamless and high-quality drybulk shipping operation that promotes industry-leading performance, Genco calls on the expertise of Wallem Shipmanagement, one of the world's leading technical management companies. Wallem differentiates itself in the industry with its 35 years of experience and position of having more than 240 vessels under current management.

Wallem's sound reputation, commitment to quality standards and expert personnel compliments Genco's internal operations team in delivering on its operational objectives. Genco's approach to operational excellence has enhanced its reputation in the marketplace and has been instrumental in establishing strong relationships with top-tier customers around the world. Genco's success securing time charters with leading multi-national charterers demonstrates this point.

Utilizing its modern vessels, Genco meets the commodity transportation needs of its customers. Cargill International, for example, a leading international food provider, draws on Genco's expertise to deliver cargoes safely and efficiently in order to meet global demands for raising livestock and feeding growing populations. Genco also supports BHP Billiton, a leading supplier of core steel-making raw materials, in carrying its important cargo deliveries that aid in the development of infrastructures in nations with strong economic prospects.

Genco's adherence to rigorous policies and procedures, both onshore and at sea, combined with its high-quality fleet, underscores the Company's commitment to its customers. As the Company expands its industry leadership, Genco will continue to strive for operational excellence at every point of the transportation process. Achieving and maintaining the highest of standards will remain an integral part of Genco's culture—not only meeting all applicable maritime laws and treaties but exceeding these standards as well as the exacting requirements of its customers.

Backing Genco's modern fleet are comprehensive ship maintenance programs, environmental protection and safety policies and the ongoing recruitment, training and retention of qualified crew members.




IMO



A Critical Link in International Trade

Drybulk carriers represent the most efficient, and often, the only method of transporting large volumes of essential commodities around the world. With drybulk cargo, including iron ore, coal and grain, representing approximately 40 percent of all cargo volume transported across ocean trade routes, the industry plays a critical role in international trade. Whether the commodity is iron ore and coking coal to be used to make steel, steaming coal to generate energy for power plants or grains to feed growing populations, Genco provides a critical link for the transportation of important commodities that drive economic growth.

With its high-quality modern fleet possessing an aggregate carrying capacity of approximately 839,000 deadweight tons, Genco has positioned itself well to take full advantage of the positive long-term demand fundamentals for drybulk commodities. Genco is well suited to transport these vital commodities to growth areas such as China and India as well as other countries around the globe.

China's demand for steel has increased significantly in recent years with steel representing one of the most important construction and engineering materials in the world. The main drivers of demand growth for the steel industry have been the multitude of infrastructure projects to improve or develop roads, erect buildings and expand power plant resources. Such progress in turn has resulted in China's recent demand for iron ore as well as coking coal, which is used to produce the steel. In addition to iron ore, China's rapid industrialization has also resulted in the country increasing its demand of steaming coal over recent years.

In addition to China, other countries have the potential to become large consumers of various drybulk commodities. India is one such country. While India is already a net importer of coal, its need to accommodate the country's large population through expanding and improving its infrastructure as well as energy needs bodes well for the long-term demand for drybulk commodities.

We believe the need for drybulk commodities will increase over the long term, and Genco intends to draw upon its quality fleet and deep industry experience to provide unsurpassed service to end users of drybulk vessels.



Whether it's iron ore to make steel, coal for power plants, or grains to feed growing populations, Genco provides a critical link for the transportation of important commodities.

Fleet Listing

Vessel	Vessel Type	Deadweight	Year Built
Genco Leader	Panamax	73,941 MT	1999
Genco Vigour	Panamax	73,941 MT	1999
Genco Beauty	Panamax	73,941 MT	1999
Genco Knight	Panamax	73,941 MT	1999
Genco Trader	Panamax	69,338 MT	1990
Genco Wisdom	Handymax	47,180 MT	1997
Genco Glory	Handymax	41,061 MT	1984
Genco Prosperity	Handymax	47,180 MT	1997
Genco Marine	Handymax	45,222 MT	1996
Genco Carrier	Handymax	47,180 MT	1998
Genco Muse	Handymax	48,913 MT	2001
Genco Success	Handymax	47,186 MT	1997
Genco Explorer	Handysize	29,952 MT	1999
Genco Sugar	Handysize	29,952 MT	1998
Genco Pioneer	Handysize	29,952 MT	1999
Genco Reliance	Handysize	29,952 MT	1999
Genco Progress	Handysize	29,952 MT	1999



Genco Shipping & Trading Limited

Financial Table of Contents

Selected Consolidated Financial and Other Data

	For the year ended December 31, 2005	For the period from September 27, 2004 to December 31, 2004
Income Statement Data:		
(U.S. dollars in thousands except for per share amounts)		
Revenues	$ 116,906	$ 1,887
Operating Expenses:		
Voyage expenses	4,287	44
Vessel operating expenses	15,135	141
General and administrative expenses	4,937	113
Management fees	1,479	27
Depreciation and amortization	22,322	421
Total operating expenses	48,160	746
Operating income	68,746	1,141
Net interest expense	(14,264)	(234)
Net income	$ 54,482	$ 907
Earnings per share—Basic	$ 2.91	$ 0.07
Earnings per share—Diluted	$ 2.90	$ 0.07
Dividends declared and paid per share	$ 0.60	$ —
Weighted average common shares outstanding—Basic	18,751,726	13,500,000
Weighted average common shares outstanding—Diluted	18,755,195	13,500,000

	December 31, 2005	December 31, 2004
Balance Sheet Data:		
(U.S. dollars in thousands)		
Cash	$ 46,912	$ 7,431
Total assets	489,958	201,628
Total debt (current and long-term)	130,683	125,766
Total shareholders' equity	348,242	73,374

	For the year ended December 31, 2005	For the period from September 27, 2004 to December 31, 2004
Cash Flow Data:		
(U.S. dollars in thousands)		
Net cash flow provided by operating activities	$ 88,230	$ 2,718
Net cash flow used in investing activities	(268,072)	(189,414)
Net cash provided by financing activities	219,323	194,127
EBITDA(1)	$ 91,466	$ 1,562

(1) EBITDA represents net income plus net interest expense, income tax expense, depreciation and amortization, and amortization of the value of time charter acquired. EBITDA is included because it is used by management and certain investors as a measure of operating performance. EBITDA is used by analysts in the shipping industry as a common performance measure to compare results across peers. Our management uses EBITDA as a performance measure in consolidating monthly internal financial statements and it is presented for review at our board meetings. EBITDA is also used by our lenders in certain loan covenants. For these reasons, we believe that EBITDA is a useful measure to present to our investors. EBITDA is not an item recognized by U.S. GAAP and should not be considered as an alternative to net income, operating income or any other indicator of a company's operating performance required by U.S. GAAP. EBITDA is not a source of liquidity or cash flows as shown in our consolidated statement of cash flows. The definition of EBITDA used here may not be comparable to that used by other companies.

	For the year ended December 31, 2005	For the period from September 27, 2004 to December 31, 2004
EBITDA Reconciliation:		
(U.S. dollars in thousands except for per share amounts)		
Net income	$ 54,482	$ 907
Net interest expense	14,264	234
Income tax expense	—	—
Amortization of value of time charter acquired	398	—
Depreciation and amortization	22,322	421
EBITDA	$ 91,466	$ 1,562

	For the year ended December 31, 2005	For the period from September 27, 2004 to December 31, 2004
Fleet Data:		
Ownership days(1)		
Panamax	1,538.6	15.5
Handymax	2,046.6	26.7
Handysize	1,810.9	41.8
Total	5,396.1	84.0
Available days(2)		
Panamax	1,534.4	15.5
Handymax	2,043.4	26.7
Handysize	1,810.0	41.8
Total	5,387.8	84.0
Operating days(3)		
Panamax	1,523.2	15.5
Handymax	2,028.1	26.7
Handysize	1,794.1	41.8
Total	5,345.4	84.0
Fleet utilization(4)		
Panamax	99.3%	100.0%
Handymax	99.3%	100.0%
Handysize	99.1%	100.0%
Fleet average	99.2%	100.0%

Selected Consolidated Financial and Other Data *(continued)*

	For the year ended December 31, 2005	For the period from September 27, 2004 to December 31, 2004
Average Daily Results:		
(U.S. dollars)		
Time Charter Equivalent[5]		
Panamax	$ 25,090	$ 41,367
Handymax	21,255	18,166
Handysize	16,955	17,191
Fleet average	20,903	21,960
Daily vessel operating expenses[6]		
Panamax	$ 3,061	$ 2,101
Handymax	2,796	1,577
Handysize	2,597	1,597
Fleet average	2,805	1,683

Definitions

In order to understand our discussion of our results of operations, it is important to understand the meaning of the following terms used in our analysis and the factors that influence our results of operations.

(1) Ownership days. We define ownership days as the aggregate number of days in a period during which each vessel in our fleet has been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

(2) Available days. We define available days as the number of our ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and the aggregate amount of time that we spend positioning our vessels. Companies in the shipping industry generally use available days to measure the number of days in a period during which vessels should be capable of generating revenues.

(3) Operating days. We define operating days as the number of our available days in a period less the aggregate number of days that our vessels are off-hire due to unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

(4) Fleet utilization. We calculate fleet utilization by dividing the number of our operating days during a period by the number of our available days during the period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the number of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.

(5) TCE rates. We define TCE rates as our revenues (net of voyage expenses) divided by the number of our available days during the period, which is consistent with industry standards. TCE rate is a common shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charterhire rates for vessels on voyage charters are generally not expressed in per-day amounts while charterhire rates for vessels on time charters generally are expressed in such amounts.

	For the year ended December 31, 2005	For the period from September 27, 2004 to December 31, 2004
Reconciliation of Net Voyage Revenue:		
(U.S. dollars in thousands)		
Voyage revenues	$ 116,906	$ 1,887
Voyage expenses	4,287	44
Net voyage revenue	$ 112,619	$ 1,843

(6) Daily vessel operating expenses. We define daily vessel operating expenses to include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance (excluding drydocking), the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses. Daily vessel operating expenses are calculated by dividing vessel operating expenses by ownership days for the relevant period.

General

We are a Marshall Islands company incorporated in September 2004 to transport iron ore, coal, grain, steel products and other drybulk cargoes along worldwide shipping routes through the ownership and operation of drybulk carrier vessels. As of December 31, 2005, our fleet consisted of five Panamax, seven Handymax and five Handysize drybulk carriers, with an aggregate carrying capacity of approximately 839,000 dwt. The average age of our fleet was approximately 8.6 years as of December 31, 2005 as compared to the average age for the world fleet of approximately 15 years for the drybulk shipping segments in which we compete. All of the vessels in our fleet are on time charters to reputable charterers, including Lauritzen Bulkers, Cargill, HMMC, BHP, DS Norden, EDF Man Shipping, and NYK Europe. With the exception of the Genco Leader and the Genco Trader, our vessels are fixed on long-term time charters for terms greater than one year that expire (assuming the option periods in the time charters are not exercised) between August 2006 and September 2007.

Each vessel in our fleet was delivered to us on the date specified in the following chart:

Vessel Acquired	Date Delivered	Class	Year Built
Genco Reliance	12/6/04	Handysize	1999
Genco Glory	12/8/04	Handymax	1984
Genco Vigour	12/15/04	Panamax	1999
Genco Explorer	12/17/04	Handysize	1999
Genco Carrier	12/28/04	Handymax	1998
Genco Sugar	12/30/04	Handysize	1998
Genco Pioneer	1/4/05	Handysize	1999
Genco Progress	1/12/05	Handysize	1999
Genco Wisdom	1/13/05	Handymax	1997
Genco Success	1/31/05	Handymax	1997
Genco Beauty	2/7/05	Panamax	1999
Genco Knight	2/16/05	Panamax	1999
Genco Leader	2/16/05	Panamax	1999
Genco Marine	3/29/05	Handymax	1996
Genco Prosperity	4/4/05	Handymax	1997
Genco Trader	6/7/05	Panamax	1990
Genco Muse	10/14/05	Handymax	2001

We intend to grow our fleet through timely and selective acquisitions of vessels in a manner that is accretive to our cash flow. In connection with this growth strategy, we negotiated the New Credit Facility, which has been used to refinance the outstanding indebtedness under our previous credit facility ("Original Credit Facility") remaining after application of a portion of the net proceeds of the initial public offering on July 22, 2005.

Our management team and our other employees are responsible for the commercial and strategic management of our fleet. Commercial management includes the negotiation of charters for vessels, managing the mix of various types of charters, such as time charters and voyage charters, and monitoring the performance of our vessels under their charters. Strategic management includes locating, purchasing, financing and selling vessels. We currently contract with Wallem, an independent technical manager, to provide technical management of our fleet at a lower cost than we believe would be possible in house. Technical management involves the day-to-day management of vessels, including performing routine maintenance, attending to vessel operations and arranging for crews and supplies. Members of our New York City-based management team oversee the activities of our independent technical manager.

Factors Affecting Our Results of Operations

We believe that the following table reflects important measures for analyzing trends in our results of operations. The table reflects our ownership days, available days, operating days, fleet utilization, TCE rates and daily vessel operating expenses for the year ended December 31, 2005 and the period from inception September 27, 2004 to December 31, 2004. Because predominately all of our vessels have operated on time charters, our TCE rates equal our time charter rates less voyage expenses consisting primarily of brokerage commissions paid by us to unaffiliated parties.

For purposes of discussion, when referring to the year ended December 31, 2004, that period represents the period from September 27, 2004 (Date of Inception) to December 31, 2004.

	For the year ended December 31, 2005	For the period from September 27, 2004 to December 31, 2004
Fleet Data:		
Ownership days(1)		
Panamax	1,538.6	15.5
Handymax	2,046.6	26.7
Handysize	1,810.9	41.8
Total	5,396.1	84.0
Available days(2)		
Panamax	1,534.4	15.5
Handymax	2,043.4	26.7
Handysize	1,810.0	41.8
Total	5,387.8	84.0
Operating days(3)		
Panamax	1,523.2	15.5
Handymax	2,028.1	26.7
Handysize	1,794.1	41.8
Total	5,345.4	84.0
Fleet utilization(4)		
Panamax	99.3%	100.0%
Handymax	99.3%	100.0%
Handysize	99.1%	100.0%
Fleet average	99.2%	100.0%

	For the year ended December 31, 2005	For the period from September 27, 2004 to December 31, 2004
Average Daily Results:		
(U.S. dollars)		
Time Charter Equivalent(5)		
Panamax	$ 25,090	$ 41,367
Handymax	21,255	18,166
Handysize	16,955	17,191
Fleet average	20,903	21,960
Daily vessel operating expenses(6)		
Panamax	$ 3,061	$ 2,101
Handymax	2,796	1,577
Handysize	2,597	1,597
Fleet average	2,805	1,683

Definitions

In order to understand our discussion of our results of operations, it is important to understand the meaning of the following terms used in our analysis and the factors that influence our results of operations.

(1) Ownership days. We define ownership days as the aggregate number of days in a period during which each vessel in our fleet has been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

(2) Available days. We define available days as the number of our ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and the aggregate amount of time that we spend positioning our vessels. Companies in the shipping industry generally use available days to measure the number of days in a period during which vessels should be capable of generating revenues.

(3) Operating days. We define operating days as the number of our available days in a period less the aggregate number of days that our vessels are off-hire due to unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

(4) Fleet utilization. We calculate fleet utilization by dividing the number of our operating days during a period by the number of our available days during the period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the number of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.

(5) TCE rates. We define TCE rates as our revenues (net of voyage expenses) divided by the number of our available days during the period, which is consistent with industry standards. TCE rate is a common shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charterhire rates for vessels on voyage charters are generally not expressed in per-day amounts while charterhire rates for vessels on time charters generally are expressed in such amounts.

	For the year ended December 31, 2005	For the period from September 27, 2004 to December 31, 2004
Reconciliation of Net Voyage Revenue:		
(U.S. dollars in thousands)		
Voyage revenues	$116,906	$1,887
Voyage expenses	4,287	44
Net voyage revenue	$112,619	$1,843

(6) Daily vessel operating expenses. We define daily vessel operating expenses to include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance (excluding drydocking), the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses. Daily vessel operating expenses are calculated by dividing vessel operating expenses by ownership days for the relevant period.

Operating Data

The following discusses our operating income and net income for the year ended December 31, 2005 and the period from inception September 27, 2004 to December 31, 2004.

	For the year ended December 31, 2005	For the period from September 27, 2004 to December 31, 2004
Income Statement Data:		
(U.S. dollars in thousands except for per share amounts)		
Revenues	$ 116,906	$ 1,887
Operating Expenses:		
Voyage expenses	4,287	44
Vessel operating expenses	15,135	141
General and administrative expenses	4,937	113
Management fees	1,479	27
Depreciation and amortization	22,322	421
Total operating expenses	48,160	746
Operating income	68,746	1,141
Net interest expense	(14,264)	(234)
Net income	$ 54,482	$ 907
Earnings per share—Basic	$ 2.91	$ 0.07
Earnings per share—Diluted	$ 2.90	$ 0.07
Dividends declared and paid per share	$ 0.60	$ —
Weighted average common shares outstanding—Basic	18,751,726	13,500,000
Weighted average common shares outstanding—Diluted	18,755,195	13,500,000

	December 31, 2005	December 31, 2004
Balance Sheet Data:		
(U.S. dollars in thousands)		
Cash	$ 46,912	$ 7,431
Total assets	489,958	201,628
Total debt (current and long-term)	130,683	125,766
Total shareholders' equity	348,242	73,374

	For the year ended December 31, 2005	For the period from September 27, 2004 to December 31, 2004
Cash Flow Data:		
(U.S. dollars in thousands)		
Net cash flow provided by operating activities	$ 88,230	$ 2,718
Net cash flow used in investing activities	(268,072)	(189,414)
Net cash provided by financing activities	219,323	194,127
EBITDA(1)	$ 91,466	$ 1,562

(1) EBITDA represents net income plus net interest expense, income tax expense, depreciation and amortization, and amortization of the value of time charter acquired. EBITDA is included because it is used by management and certain investors as a measure of operating performance. EBITDA is used by analysts in the shipping industry as a common performance measure to compare results across peers. Our management uses EBITDA as a performance measure in consolidating monthly internal financial statements and it is presented for review at our board meetings. EBITDA is also used by our lenders in certain loan covenants. For these reasons, we believe that EBITDA is a useful measure to present to our investors. EBITDA is not an item recognized by U.S. GAAP and should not be considered as an alternative to net income, operating income or any other indicator of a company's operating performance required by U.S. GAAP. EBITDA is not a source of liquidity or cash flows as shown in our consolidated statement of cash flows. The definition of EBITDA used here may not be comparable to that used by other companies.

	For the year ended December 31, 2005	For the period from September 27, 2004 to December 31, 2004
EBITDA Reconciliation:		
(U.S. dollars in thousands except for per share amounts)		
Net income	$ 54,482	$ 907
Net interest expense	14,264	234
Income tax expense	—	—
Amortization of value of time charter acquired	398	—
Depreciation and amortization	22,322	421
EBITDA	$ 91,466	$ 1,562

Results of Operations

For the purpose of discussing the results of the Company's operations, the Company will present results for the years ended December 31, 2005 and December 31, 2004, but will not compare the two periods due to the short period of operations of the fleet in 2004. In presenting the results for the year 2004, we refer to the period September 27 through December 31.

Revenues. Our revenues are driven primarily by the number of vessels in our fleet, the number of days during which our vessels operate and the amount of daily charterhire rates that our vessels earn under charters, that, in turn, are affected by a number of factors, including:

- the duration of our charters;
- our decisions relating to vessel acquisitions and disposals;

- the amount of time that we spend positioning our vessels;
- the amount of time that our vessels spend in drydock undergoing repairs;
- maintenance and upgrade work;
- the age, condition and specifications of our vessels;
- levels of supply and demand in the drybulk shipping industry; and
- other factors affecting spot market charter rates for drybulk carriers.

We were incorporated on September 27, 2004 and took delivery of our first six vessels in December 2004. The next ten vessels of our fleet were delivered in the first six months of 2005 and the latest vessel in the fleet was delivered in October 2005. The increase in the size of our fleet has enabled us to grow our revenues significantly and to increase our ownership, available and operating days.

For the years ended December 31, 2005 and 2004 revenues were $116.9 million and $1.9 million, respectively, and consisted of charter payments for our vessels.

The average TCE rate of our fleet for the years ended December 31, 2005 and 2004 were $20,903 a day and $21,960 a day, respectively.

For the year ended December 31, 2005 and 2004, we had ownership days of 5,396.1 days and 84.0 days, respectively. Fleet utilization for the years ended December 31, 2005 and 2004 was 99.2% and 100%, respectively.

The following table sets forth information about the charters in our fleet as of December 31, 2005:

Vessel	Time Charter Rate(1)	Charterer	Charter Expiration(2)
Genco Beauty	$29,000	Cargill	February 2007
Genco Knight	29,000	BHP	January 2007
Genco Leader	23,000(6)	Cargill	February 2006
Genco Vigour	29,000	BHP	December 2006
Genco Trader	Spot	Baumarine Pool	Not Applicable
Genco Success	23,850	KLC	January 2007
Genco Carrier	24,000	DBCN Corporation	December 2006
Genco Prosperity	23,000	DS Norden	March 2007
Genco Wisdom	24,000	HMMC	January 2007
Genco Marine	26,000(3)	NYK Europe	March 2007
Genco Glory	18,250	EDF Man Shipping	December 2006
Genco Muse	26,500(4)	Qatar Navigation QSC	September 2007
Genco Explorer	17,250	Lauritzen Bulkers	August 2006
Genco Pioneer	17,250	Lauritzen Bulkers	September 2006
Genco Progress	17,250(5)	Lauritzen Bulkers	September 2006
Genco Reliance	17,250	Lauritzen Bulkers	August 2006
Genco Sugar	17,250	Lauritzen Bulkers	August 2006

(1) Time charter rates presented are the gross daily charterhire rates before the payments of brokerage commissions ranging from 1.25% to 5% to unaffiliated third parties. In a time charter, the charterer is responsible for voyage expenses such as bunkers, port expenses, agents' fees and canal dues.

(2) The dates presented on this table represent the earliest dates that our charters may be terminated. Except with respect to the Genco Trader and Genco Leader charters, under the terms of the contracts, charterers are entitled to extend time charters from two to four months in order to complete the vessel's final voyage plus any time the vessel has been off-hire.

(3) The time charter rate is $26,000 until March 2006 and $18,000 thereafter. For purposes of revenue recognition, the charter contract is reflected on a straight-line basis in accordance with GAAP.

(4) Since this vessel was acquired with an existing time charter at an above market rate, the Company allocates the purchase price between the vessel and an intangible asset for the value assigned to the above market charterhire. This intangible asset is amortized as a reduction to voyage revenues over the remaining term of the charter, resulting in a daily rate of approximately $22,000 recognized as revenue. For cash flow purposes, the Company will continue to receive $26,500 per day.

(5) The time charter rate was $21,560 through March 2005 and $17,250 thereafter. For purposes of revenue recognition, the charter contract is reflected on a straight-line basis in accordance with GAAP.

(6) The Genco Leader entered the Baumarine Pool in February 2006.

Voyage Expenses. We incur voyage expenses that include port and canal charges, fuel (bunker) expenses and brokerage commissions payable to unaffiliated parties. Port and canal charges and bunker expenses primarily increase in periods during which vessels are employed on voyage charters because these expenses are for the account of the vessel owner.

For the years ended 2005 and 2004, we did not incur port and canal charges or any significant expenses related to the consumption of bunkers as part of our vessels' overall expenses, because all of our vessels were employed under time charters that require the charterer to bear all of those expenses.

As is common in the shipping industry, we pay brokerage commissions ranging from 1¼% to 5% of the total daily charterhire rate of each charter to unaffiliated ship brokers and in-house brokers associated with the charterers, depending on the number of brokers involved with arranging the charter. We believe that the amounts and the structures of our commissions are consistent with industry practices.

For the years ended December 31, 2005 and 2004, voyage expenses were $4.3 and $0.04 million, respectively, and consisted primarily of brokerage commissions paid to unaffiliated parties.

Vessel Operating Expenses. Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses. For the years ended December 31, 2005 and 2004, vessel operating expenses were $15.1 million and $0.1 million, respectively.

The average daily vessel operating expenses for our fleet were $2,805 and $1,683 per day for the years ended December 31, 2005 and 2004, respectively. We believe daily vessel operating expenses are best measured for comparative purposes over a 12-month period in order to take into account all of the expenses that each vessel in our fleet will incur over a full year of operation.

Based on management's estimates and budgets provided by Wallem, we expect our vessels to have daily vessel operating expenses during 2006 of:

Vessel Type	Average Daily Budgeted Amount
Panamax	$3,468
Handymax	3,101
Handysize	3,016

Our vessel operating expenses, which generally represent fixed costs, will increase as a result of the expansion of our fleet. Other factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for insurance, may also cause these expenses to increase.

General And Administrative Expenses. We incur general and administrative expenses, including our onshore vessel-related expenses such as legal and professional expenses. Our general and administrative expenses also include our payroll expenses, including those relating to our executive officers, and rent.

For the years ended December 31, 2005 and 2004, general and administrative expenses were $4.9 and $0.1 million, respectively. We expect general and administrative expenses to increase as a result of the expansion of our fleet and the costs associated with running a public company for a full twelve-month period, including the preparation of disclosure documents, legal and accounting costs, incremental director and officer liability insurance costs, incremental director and executive compensation, and costs related to compliance with the Sarbanes-Oxley Act of 2002.

Management Fees. The Company incurs management fees to a third-party technical management company that include such services as the day-to-day management of vessels, including performing routine maintenance, attending to vessel operations and arranging for crews and supplies. For the years ended December 31, 2005 and 2004, management fees were $1.5 and $0.03 million, respectively. Technical management fees are paid to Wallem Shipmanagement at the rate of $6,800 per ship per month.

Depreciation and Amortization. We depreciate the cost of our vessels on a straight-line basis over the expected useful life of each vessel. Depreciation is based on the cost of the vessel less its estimated residual value. We estimate the useful life of our vessels to be 25 years, which we believe is common in the drybulk shipping industry. Furthermore, we estimate the residual values of our vessels to be based upon $175 per lightweight ton, which we believe is standard in the drybulk shipping industry.

For the years ended December 31, 2005 and 2004, depreciation and amortization charges were $22.3 million and $0.4 million, respectively.

Net Interest Expense. For the years ended December 31, 2005 and 2004, net interest expense was $14.3 and $0.2 million, respectively. Net interest expense consisted of interest payments made under our Original Credit Facility, our New Credit Facility, interest income, as well as a one-time charge of $4.1 million associated with the write-down of unamortized deferred financing costs related to our Original Credit Facility which occurred during the third quarter 2005.

Liquidity and Capital Resources

To date, we have financed our capital requirements with cash flow from operations, equity contributions and bank debt. We have used our funds primarily to fund vessel acquisitions, regulatory compliance expenditures and the repayment of bank debt and the associated interest expense. We will require capital to fund ongoing operations, acquisitions and debt service. We anticipate that internally generated cash flow and borrowing under our New Credit Facility will be sufficient to fund the operations of our fleet, including our working capital requirements for the foreseeable future.

We expect to rely on operating cash flows as well as long-term borrowings to implement our growth plan and our dividend policy. We believe that our current cash balance as well as operating cash flows and available borrowings under our New Credit Facility will be sufficient to meet our liquidity needs for the next year.

Dividend Policy

Our dividend policy is to declare quarterly distributions to shareholders by each February, May, August and November, which commenced in November 2005, substantially equal to our available cash from operations during the previous quarter, less cash expenses for that quarter (principally vessel operating expenses and debt service) and any reserves our board of directors determines we should maintain. These reserves may cover, among other things, drydocking, repairs, claims, liabilities and other obligations, interest expense and debt amortization, acquisitions of additional assets and working capital. On October 31, 2005, the Board of Directors declared a dividend of $0.60 per share on November 28, 2005 to shareholders of record as of November 14, 2005. The aggregate amount of the dividend paid was $15.2 million, which the Company funded from cash on hand. However, in the future, we may incur other expenses or liabilities that would reduce or eliminate the cash available for distribution as dividends. Additionally, on February 9, 2006, the Board of Directors declared a dividend of $0.60 per share, to be paid on or about March 10, 2006 to shareholders of record as of February 24, 2006.

The declaration and payment of any dividend is subject to the discretion of our board of directors. The timing and amount of dividend payments will depend on our earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in our loan agreements, the provisions of Marshall Islands law affecting the payment of distributions to shareholders and other factors. Our board of directors may review and amend our dividend policy from time to time in light of our plans for future growth and other factors.

We believe that, under current law, our dividend payments from earnings and profits will constitute "qualified dividend income" and, as such, will generally be subject to a 15% U.S. federal income tax rate with respect to non-corporate U.S. shareholders that meet certain holding period and other requirements (through 2008). Distributions in excess of our earnings and profits will be treated first as a non-taxable return of capital to the extent of a U.S. shareholder's tax basis in its common stock on a dollar-for-dollar basis and, thereafter, as capital gain.

Cash Flow

Net cash provided by operating activities for the years ended December 31, 2005 and 2004, was $88.2 and $2.7 million, respectively. Net cash from operating activities for 2005 was primarily a result of recorded net income of $54.5 million, depreciation and amortization charges of $22.7 million, and amortization of deferred financing costs of $4.6 million in 2005. For the year ended December 31, 2004, net cash provided from operating activities was primarily a result of increase in deferred revenue of $1.6 million, net income of $.9 million, and $.8 million due to an increase in accounts payable and accrued expenses.

Net cash used in investing activities for the years ended December 31, 2005 and 2004 was $268.1 and $189.4 million respectively, and related mostly to the acquisition of eleven vessels during 2005 for $267.0 million and $189.4 in 2004 for vessel acquisitions and deposits.

Net cash provided by financing activities for the years ended December 31, 2005 and 2004 was $219.3 and $194.1 million, respectively. For the year 2005, net cash provided by financing activities consisted primarily of $231.2 million in proceeds from our Original Credit Facility used to finance the acquisition of vessels, net proceeds from our initial public equity offering of $230.3 million and $130.7 million in net borrowings under our New Credit Facility. In addition, we retired the $357.0 million outstanding under our Original Credit Facility and paid cash dividends of $15.2 million. For 2004, the primary sources of net cash provided by financing activities were proceeds of $125.8 from the Original Credit Facility and a $72.5 million capital contribution from Fleet Acquisition LLC., used to finance the acquisition of the initial six vessels in the fleet.

New Credit Facility

Subsequent to our initial public offering, the Company entered into a New Credit Facility as of July 29, 2005. The New Credit Facility is with a syndicate of commercial lenders consisting of Nordea Bank Finland Plc, New York Branch, DnB NOR Bank ASA, New York Branch and Citigroup Global Markets Limited. The New Credit Facility has been used to refinance our indebtedness under our Original Credit Facility, and may be used in the future to acquire additional vessels and for working capital requirements. Under the terms of our New Credit Facility, borrowings in the amount of $106.2 million were used to repay indebtedness under our Original Credit Facility and additional net borrowings of $24.5 million were obtained to fund the acquisition of the Genco Muse. After these net borrowings $319.3 million remains available to fund future vessel acquisitions. The Company may borrow up to $20.0 million of the $319.3 million for working capital purposes.

The New Credit Facility has a term of ten years maturing on July 29, 2015. The facility permits borrowings up to 65% of the value of the vessels that secure our obligations under the New Credit Facility up to the facility limit, provided that conditions to drawdown are satisfied. The facility limit is $450 million for a period of six years. Thereafter, the facility limit is reduced by an amount equal to 8.125% of the total $450 million commitment, semi-annually over a period of four years and is reduced to $0 on the tenth anniversary.

Our obligations under the New Credit Facility are secured by a first priority mortgage on each of the vessels in our fleet as well as any future vessel acquisitions pledged as collateral and funded by the New Credit Facility. The New Credit Facility is also secured by a first priority security interest in our earnings and insurance proceeds related to the collateral vessels. The Company may grant additional security interest in vessels acquired that are not mortgaged.

Our ability to borrow amounts under the New Credit Facility is subject to customary documentation relating to the facility, including security documents, satisfaction of certain customary conditions precedent and compliance with terms and conditions included in the loan documents. Before each drawdown, we are required, among other things, to provide to the lenders acceptable valuations of the vessels in our fleet confirming that the aggregate amount outstanding under the facility (determined on a pro forma basis giving effect to the amount proposed to be drawn down) will not exceed 65% of the value of the vessels pledged as collateral. To the extent the vessels in our fleet that secure our obligations under the New Credit Facility are insufficient to satisfy minimum security requirements at the time of a drawdown or any time thereafter, we will be required to grant additional security or obtain a waiver or consent from the lenders. We will also not be permitted to borrow amounts under the facility, and will be required to immediately repay all amounts outstanding under the facility, if we experience a change in control.

All of our vessel-owning subsidiaries are full and unconditional joint and several guarantors of our New Credit Facility. Each of these subsidiaries is wholly owned by Genco Shipping & Trading Limited. Genco Shipping & Trading Limited has no independent assets or operations.

Interest on the amounts drawn is payable at the rate of 0.95% per annum over LIBOR until the fifth anniversary of the closing of the New Credit Facility and 1.00% per annum over LIBOR thereafter. We are also obligated to pay a commitment fee equal to 0.375% per annum on any undrawn amounts available under the facility. On July 29, 2005, the Company paid an arrangement fee to the lenders of $2.7 million which equates to 0.6% of the total commitment of $450 million. In the quarter ended September 30, 2005, we incurred an expense of $4.1 million to write-off deferred financing fees associated with our Original Credit Facility which was entirely repaid on July 29, 2005.

Under the terms of our New Credit Facility, we are permitted to pay or declare dividends in accordance with our dividend policy so long as no default or event of default has occurred and is continuing or would result from such declaration or payment.

The New Credit Facility has certain financial covenants that require among other things to ensure that the fair market value of the collateral vessels maintains a certain multiple as compared to the outstanding indebtedness; maintain a certain ratio of total indebtedness to total capitalization; maintain a certain ratio of earnings before interest, taxes, depreciation and amortization to interest expense; maintain a net worth of approximately $263 million; and maintain working capital liquidity in an amount of not less than $0.5 million per vessel securing the borrowings. Additionally there are certain non-financial covenants that require among other things to provide the lender with certain legal documentation such as the mortgage on a newly acquired vessel using funds from the New Credit Facility, and other periodic communications with the lender that include certain compliance certificates at the time of borrowing and on a quarterly basis. For the period since facility inception through December 31,2005, the Company is in compliance with these covenants.

Original Credit Facility

On December 3, 2004 the Company entered into the Original Credit Facility with a limit of $357 million with a group of lender banks. The loan had a five year maturity at a rate of LIBOR plus 1.375% per year until $100 million had been repaid and thereafter at LIBOR plus 1.250%. In the event of late principal payments, additional interest charges would have been incurred. This facility was retired with proceeds from the initial public offering and proceeds from our New Credit Facility.

Interest Rate Swap Agreements and Forward Freight Agreements

Effective September 14, 2005, the Company entered into an interest rate swap agreement with DnB NOR Bank to manage interest costs and the risk associated with changing interest rates. The notional principal amount of the swap is $106.2 million and the swap's expiration date coincides with the expiration of the New Credit Facility on July 29, 2015. The swap agreement hedges the interest rate for the notional amount to a fixed rate of 4.485% plus, pursuant to the New Credit Facility, 0.95% per annum until the fifth anniversary of the New Credit Facility and 1.00% per annum thereafter. The differential to be paid or received for these swap agreements is recognized as an adjustment to interest expense as incurred.

It is the Company's policy to utilize hedge accounting for derivative instruments. The Company qualified for hedge accounting treatment and the Company has determined that this interest rate swap agreement, which initially hedged the corresponding debt, continues to perfectly hedge the debt. Interest expense pertaining to the interest rate swap for the year ended December 31, 2005 and for the period from September 27, 2004 to December 31, 2004 was $0.1 million and $0, respectively.

The fair value of the interest rate swap agreement was $2.3 million as of December 31, 2005. There was no interest rate swap entered into at December 31, 2004.

As part of our business strategy, we may enter into arrangements commonly known as forward freight agreements, or FFAs, to hedge and manage market risks relating to the deployment of our existing fleet of vessels. These arrangements may include future contracts, or commitments to perform in the future a shipping service between ship owners, charters and traders. Generally, these arrangements would bind us and each counterparty in the arrangement to buy or sell a specified tonnage freighting commitment "forward" at an agreed time and price and for a particular route. Although FFAs can be entered into for a variety of purposes, including for hedging, as an option, for trading or for arbitrage, if we decided to enter into FFAs, our objective would be to hedge and manage market risks as part of our commercial management. It is not currently our intention to enter into FFAs to generate a stream of income independent of the revenues we derive from the operation of our fleet of vessels. If we determine to enter into FFAs, we may reduce our exposure to any declines in our results from operations due to weak market conditions or downturns, but may also limit our ability to benefit economically during periods of strong demand in the market. We have not entered into any FFAs as of December 31, 2005.

Interest Rates

The effective interest rates, including the cost associated with the unused commitment fees incurred during the year ended December 31, 2005 and for the period from September 27, 2004 to December 31, 2004 were 4.83% and 4.69%, respectively. The interest on the debt, excluding the unused commitment fees ranged from 3.69% to 5.26% during the year ended December 31, 2005 and ranged from 3.63% to 3.88% for the period from September 27, 2004 to December 31, 2004.

Contractual Obligations

The following table sets forth our contractual obligations and their maturity dates that is reflective of the outstanding debt, including the effective fixed rate on the interest rate swap agreement. The interest and fees are also reflective of the New Credit Facility and the interest rate swap agreement. Here is the information on our contractual obligations:

	Total	Within One Year	One to Three Years	Three to Five Years	More than Five Years
(U.S. dollars in thousands)					
Bank loans	$130,683	$ —	$ —	$ —	$130,683
Interest and borrowing fees	$ 77,801	$8,354	$16,708	$16,735	$ 36,004
Office lease	$ 7,323	$ 202	$ 971	$ 982	$ 5,168

Interest expense has been estimated using the fixed rate of 4.485% for the notional amount of the swap and 4.5% for the unhedged portion, plus the applicable bank margin of 0.95% in the first 5 years of the New Credit Facility and 1.0% in the last five years.

Capital Expenditures

We make capital expenditures from time to time in connection with our vessel acquisitions. Our vessel acquisitions consist of our fleet of five Panamax drybulk carriers, seven Handymax drybulk carriers and five Handysize drybulk carriers.

In addition to acquisitions that we may undertake in future periods, we will incur additional capital expenditures due to special surveys and drydockings. During June 2005 and at the delivery of the vessel, the Company incurred a deferred drydock cost of $0.2 million associated with the Genco Trader. We estimate our drydocking costs for our fleet through 2007 to be:

Year	Estimated Drydocking Cost
(U.S. dollars in millions)	
2006	$2.3
2007	2.8

The costs reflected depend upon the location where the drydockings are performed and reflect drydocking our vessels in China. Actual results may vary. We believe that the funding of these costs will be met with cash we generate from operations.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Inflation

Inflation has only a moderate effect on our expenses given current economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase our operating, voyage, general and administrative, and financing costs.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions and conditions.

Critical accounting policies are those that reflect significant judgments of uncertainties and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies, because they generally involve a comparatively higher degree of judgment in their application. For a description of all our significant accounting policies, see Note 2 to our consolidated financial statements included in this Annual Report.

Revenue and Voyage Expense Recognition. Revenues are generated from time charter agreements. A time charter involves placing a vessel at the charterer's disposal for a set period of time during which the charterer may use the vessel in return for the payment by the charterer of a specified daily or monthly hire rate. In time charters, operating costs such as for crews, maintenance and insurance are typically paid by the owner of the vessel and specified voyage costs such as fuel, and port charges are paid by the charterer. There are certain other non-specified voyage expenses such as commissions which are borne by the Company. Time charter revenues are recorded over the term of the charter as service is provided. Revenues are recognized on a straight line basis as the average revenue over the term of the respective time charter agreement. Vessel operating expenses are recognized when incurred.

Our standard time charter contracts with our customers specify certain performance parameters, which if not met can result in customer claims. As of December 31, 2005 and December 31, 2004, the Company had a reserve of $0.3 million and $0, respectively, associated with estimated customer claims against the Company for time charter performance issues.

Vessel Acquisitions. When the Company enters into an acquisition transaction, it determines whether the acquisition transaction was the purchase of an asset or a business based on the facts and circumstances of the transaction.

When a vessel is acquired with an existing time charter, the Company allocates the purchase price of the vessel and the time charter based on, among other things, vessel market valuations and the present value (using an interest rate which reflects the risks associated with the acquired charters) of the difference between (i) the contractual amounts to be paid pursuant to the charter terms and (ii) management's estimate of the fair market charter rate, measured over a period equal to the remaining term of the charter. The capitalized above-market (assets) and below-market (liabilities) charters are amortized as a reduction or increase, respectively, to voyage revenues over the remaining term of the charter.

Depreciation. We record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation. We depreciate our drybulk vessels on a straight-line basis over their estimated useful lives, estimated to be 25 years from the date of initial delivery from the shipyard. Depreciation is based on cost less the estimated residual scrap value. We estimate the residual values of our vessels to be based upon $175 per lightweight ton. An increase in the useful life of a drybulk vessel or in its residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of a drybulk vessel or in its residual value would have the effect of increasing the annual depreciation charge. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, we will adjust the vessel's useful life to end at the date such regulations preclude such vessel's further commercial use.

Impairment of Long-lived Assets. We follow Statement of Financial Accounting Standards ("SFAS") No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the asset's carrying amount. In the evaluation of the fair value and future benefits of long-lived assets, we perform an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets. If the carrying value of the related asset exceeds the undiscounted cash flows, the carrying value is reduced to its fair value. Various factors including future charter rates, scrap values, future drydock costs and vessel operating costs are included in this analysis.

Deferred Drydocking Costs. Our vessels are required to be drydocked approximately every 30 to 60 months for major repairs and maintenance that cannot be performed while the vessels are operating. We capitalize the costs associated with drydockings as they occur and depreciate these costs on a straight-line basis over the period between drydockings. Capitalized drydocking costs include actual costs incurred at the drydock yard; and cost of parts that are believed to be reasonably likely to reduce the duration or cost of the drydocking; cost of travel, lodging and subsistence of our personnel sent to the drydocking site to supervise; and the cost of hiring a third party to oversee a drydocking. We believe that these criteria are consistent with U.S. GAAP guidelines and industry practice and that our policy of capitalization reflects the economics and market values of the vessels.

Fair Value of Financial Instruments. The estimated fair values of the Company's financial instruments such as amounts due from charterers, accounts payable and long-term debt approximate their individual carrying amounts as of December 31, 2005 and December 31, 2004 due to their short-term maturity or the variable-rate nature of the respective borrowings.

The fair value of the interest rate swap (used for purposes other than trading) is the estimated amount the Company would receive to terminate the swap agreement at the reporting date, taking into account current interest rates and the creditworthiness of the swap counterparty.

Interest Rate Risk Management. The Company is exposed to the impact of interest rate changes. The Company's objective is to manage the impact of interest rate changes on its earnings and cash flow in relation to its borrowings. The Company entered into an interest rate swap with an effective date of September 14, 2005 and uses this interest swap to manage net exposure to interest rate changes related to a portion of its borrowings and to manage its overall borrowing costs.

The Company held one interest rate risk management instrument at December 31, 2005 and no instruments at December 31, 2004. As of December 31, 2005, the Company is party to an interest rate swap agreement that expires on July 29, 2015 and effectively converts floating rate obligations to a fixed rate instrument. The asset in connection with the Company's cash flow hedge at December 31, 2005 and December 31, 2004 is $2.3 million and $0, respectively, and is presented as the fair value of derivative instrument for this cash flow hedge on the balance sheet. As of December 31, 2005 and December 31, 2004, the Company has other comprehensive income (OCI) of $2.3 million and $0, respectively, related to this instrument.

Derivative Financial Instruments. To manage its exposure to fluctuating interest rates, the Company uses an interest rate swap agreement. Interest rate differentials to be paid or received under these agreements are accrued and recognized as an adjustment of interest expense related to the designated debt. The fair value of the interest rate swap agreement and changes in fair value are recognized in the financial statements as non-current asset or liability.

Amounts receivable or payable arising at the settlement of interest rate swaps are deferred and amortized as an adjustment to interest expense over the period of interest rate exposure provided the designated liability continues to exist.

Income Taxes. Pursuant to Section 883 of the U.S. Internal Revenue Code of 1986 as amended (the "Code"), qualified income derived from the international operations of ships is excluded from gross income and exempt from U.S. federal income tax if a company engaged in the international operation of ships meets certain requirements. Among other things, in order to qualify, the company must be incorporated in a country which grants an equivalent exemption to U.S. corporations and must satisfy certain qualified ownership requirements.

The Company is incorporated in the Marshall Islands. Pursuant to the income tax laws of the Marshall Islands, the Company is not subject to Marshall Islands income tax. The Marshall Islands has been officially recognized by the Internal Revenue Service as a qualified foreign country that currently grants the requisite equivalent exemption from tax.

Based on the ownership of our common stock prior to our initial public offering on July 22, 2005, we qualified for exemption from income tax for 2005 under Section 883, since for more than half of 2005, we were a Controlled Foreign Corporation ("CFC") and satisfied certain other criteria in the Section 883 regulations. We were a CFC, as defined in the Code, since until the initial public offering on July 22, 2005, over 50% of our stock was owned by United States holders each of whom owned ten percent or more of our voting stock, or U.S. 10% Owners. During that time, approximately 93% of our common stock was held by U.S. 10% Owners.

Immediately following the initial public offering, the U.S. 10% Owners beneficially owned less than 50% of our stock. If such owners were to continue to own less than 50% of our stock and there were no additional U.S. 10% Owners during 2006, we would no longer be eligible to qualify for exemption from tax under Section 883 based on being a CFC. Instead, we could only qualify for exemption if we satisfy the publicly traded requirement of the Section 883 regulations. In order to meet the publicly traded requirements for 2006 and future years, our stock must be treated as being primarily and regularly traded on Nasdaq for more than half the days of any such year. Under the Section 883 regulations, our qualification for the publicly traded requirement may be jeopardized if shareholders of our common stock that own five percent or more of our stock own, in the aggregate, 50% or more of our common stock. As of the end of 2005, such five percent or more shareholders owned at least 55% of our common stock. If such shareholders have and were to maintain such ownership of in excess of 50% of our common stock for more than half the days of 2006, we would not be eligible to claim exemption from tax under Section 883. We can therefore give no assurance that changes and shifts in the ownership of our stock by five percent or more shareholders will permit us to qualify for exemption from tax in 2006 or in future years.

If the Company does not qualify for the exemption from tax under Section 883, it likely would be subject to a 4% tax on the gross "shipping income" (without the allowance for any deductions) that is treated as derived from sources within the United States or "United States source shipping income." For these purposes, "shipping income" means any income that is derived from the use of vessels, from the hiring or leasing of vessels for use, or from the performance of services directly related to those uses; and "United States source shipping income" includes 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

We are exposed to various market risks, including changes in interest rates. Our objective is to manage the impact of interest rate changes on our earnings and cash flow in relation to our borrowings. We entered into an interest rate swap with an effective date of September 14, 2005 and used this interest swap to manage net exposure to interest rate changes related to a portion of our borrowings and to manage our overall borrowing costs.

We held one interest rate risk management instrument on December 31, 2005 and no instruments at December 31, 2004. As of December 31, 2005, we were a party to an interest rate swap agreement to hedge cash flow that expires on July 29, 2015 and effectively converts floating rate obligations to a fixed rate instrument. The asset recognized in connection with our cash flow hedge at December 31, 2005 and December 31, 2004 is $2.3 million and $0, respectively, and is presented as the fair value of derivative instrument for this cash flow hedge on the balance sheet. As of December 31, 2005 and December 31, 2004, we have other comprehensive income (OCI) of $2.3 million and $0, respectively, related to this instrument.

Derivative Financial Instruments

To manage our exposure to fluctuating interest rates, we use an interest rate swap agreement. Interest rate differentials to be paid or received under these agreements are accrued and recognized as an adjustment of interest expense related to the designated debt. The fair value of the interest rate swap agreement and changes in fair value are recognized in the financial statements as non-current asset or liability.

Amounts receivable or payable arising at the settlement of interest rate swaps are deferred and amortized as an adjustment to interest expense over the period of interest rate exposure provided the designated liability continues to exist.

Effective September 14, 2005, we entered into an interest rate swap agreement with DnB NOR Bank to manage interest costs and the risk associated with changing interest rates. The notional principal amount of the swap is $106.2 million and the swap's expiration date coincides with the expiration of the New Credit Facility on July 29, 2015. The swap agreement hedges the interest rate for the notional amount to a fixed rate of 4.485% plus, pursuant to the New Credit Facility, 0.95% per annum until the fifth anniversary of the New Credit Facility and 1.00% per annum thereafter. The differential to be paid or received for these swap agreements is recognized as an adjustment to interest expense as incurred.

We have determined that this interest rate swap agreement, which initially hedged the corresponding debt, continues to perfectly hedge the debt. Interest expense pertaining to the interest rate swap for the year ended December 31, 2005 and for the period from September 27, 2004 to December 31, 2004 was $0.1 million and $0, respectively.

The fair value of the interest rate swap agreement was $2.3 million as of December 31, 2005. No interest rate swaps were in effect at December 31, 2004.

We are subject to market risks relating to changes in interest rates because we have significant amounts of floating rate debt outstanding. During 2005, we paid interest on this debt based on LIBOR plus an average spread of 1.35% on our Original Credit Facility, LIBOR plus 0.95% for the debt prior to the swap or in excess of the swap notional amount on the New Credit Facility, and after the effective date of the interest rate swap, an effective rate of 4.485% plus a margin of .095% on the swap notional amount of $106.2 million. A 1% increase in LIBOR would have increased our interest expense for the year ended December 31, 2005 from $15.3 million to $17.5 million. A 1% increase in LIBOR would have increased our interest expense for period from September 27, 2004 to December 31, 2004 from $0.2 million to $0.3 million.

Foreign Exchange Rate Risk

The international shipping industry's functional currency is the U.S. Dollar. Virtually all of our revenues and most of our operating costs are in U.S. Dollars. We incur certain operating expense in currencies other than the U.S. dollar, and the foreign exchange risk associated with these operating expenses is immaterial.

Consolidated Balance Sheets

December 31, 2005 and December 31, 2004

	December 31, 2005	December 31, 2004
(U.S. dollars in thousands except for per share amounts)		
ASSETS		
Current assets:		
Cash and cash equivalents	**$ 46,912**	$ 7,431
Due from charterers	**219**	664
Prepaid expenses and other current assets	**2,574**	434
Total current assets	**49,705**	8,529
Noncurrent assets:		
Vessels, net of accumulated depreciation of $22,659 and $421, respectively	**430,287**	148,070
Deferred drydock, net of accumulated depreciation of $35 and $0, respectively	**152**	—
Other assets, net of accumulated amortization of $126 and $60, respectively	**5,967**	4,106
Fixed assets, net of accumulated depreciation and amortization of $49 and $0, respectively	**1,522**	—
Fair value of derivative instrument	**2,325**	—
Deposits on vessels	**—**	40,923
Total noncurrent assets	**440,253**	193,099
Total assets	**$489,958**	$201,628
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued expenses	**$ 5,978**	$ 845
Current portion of long-term debt	**—**	23,203
Total current liabilities	**5,978**	24,048
Noncurrent liabilities:		
Deferred revenue	**4,576**	1,643
Deferred rent credit	**479**	—
Long-term debt	**130,683**	102,563
Total noncurrent liabilities	**135,738**	104,206
Total liabilities	**141,716**	128,254
Commitments and contingencies		
Shareholders' equity:		
Common stock, par value $0.01; 100,000,000 shares authorized; issued and outstanding 25,434,212 and 13,500,000 shares at December 31, 2005 and December 31, 2004, respectively	**254**	135
Paid in capital	**308,163**	72,332
Deferred compensation costs from restricted stock	**(2,663)**	—
Accumulated other comprehensive income	**2,325**	—
Retained earnings	**40,163**	907
Total shareholders' equity	**348,242**	73,374
Total liabilities and shareholders' equity	**$489,958**	$201,628

See accompanying notes to consolidated financial statements.

Consolidated Statements of Operations

For the Year Ended December 31, 2005 and the Period September 27, 2004 (Date of Inception) through December 31, 2004

	Year Ended December 31, 2005	September 27, 2004 through December 31, 2004
(U.S. dollars in thousands except for earnings per share)	**$ 116,906**	$1,887
Revenues		
Operating expenses:		
Voyage expenses	**4,287**	44
Vessel operating expenses	**15,135**	141
General and administrative expenses	**4,937**	113
Management fees	**1,479**	27
Depreciation and amortization	**22,322**	421
Total operating expenses	**48,160**	746
Operating income	**68,746**	1,141
Interest income (expense):		
Interest income	**1,084**	8
Interest expense	**(15,348)**	(242)
Net interest expense	**(14,264)**	(234)
Net income	**$ 54,482**	$ 907
Earnings per share—basic	**$ 2.91**	$ 0.07
Earnings per share—diluted	**$ 2.90**	$ 0.07
Weighted average common shares outstanding—basic	**18,751,726**	13,500,000
Weighted average common shares outstanding—diluted	**18,755,195**	13,500,000

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity and Comprehensive Income

For the Year Ended December 31, 2005 and the Period September 27, 2004 (Date of Inception) through December 31, 2004

(U.S. dollars in thousands)	Common Stock	Paid in Capital	Deferred Compensation Costs from Restricted Stock	Retained Earnings	Accumulated Other Comprehensive Income	Comprehensive Income	Total
Balance—September 27, 2004 (Date of inception)	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Capital contribution from Fleet Acquisition LLC	135	72,332					72,467
Net income				907			907
Balance—December 31, 2004	135	72,332	—	907	—	—	73,374
Net income				54,482		54,482	54,482
Unrealized derivative gains from cash flow hedge					2,325	2,325	2,325
Comprehensive income						56,807	
Cash dividends paid				(15,226)			(15,226)
Capital contribution from Fleet Acquisition LLC		2,705					2,705
Issuance of common stock	118	230,187					230,305
Issuance of 174,212 shares of restricted stock	1	2,939	(2,940)				—
Restricted stock amortization			277				277
Balance—December 31, 2005	**$254**	**$308,163**	**$(2,663)**	**$40,163**	**$2,325**		**$348,242**

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

For the Year Ended December 31, 2005 and the Period September 27, 2004 (Date of Inception) through December 31, 2004

	Year ended December 31, 2005	September 27, 2004 through December 31, 2004
(U.S. dollars in thousands)		
Cash flows from operating activities:		
Net income	**$ 54,482**	$ 907
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	**22,322**	421
Amortization of deferred financing costs	**4,611**	—
Amortization of value of time charter acquired	**398**	
Change in assets and liabilities:		
Restricted stock compensation expense	**277**	—
Decrease (increase) in due from charterers	**445**	(664)
Increase in prepaid expenses and other current assets	**(2,140)**	(434)
Increase in accounts payable and accrued expenses	**4,610**	845
Increase in deferred revenue	**2,933**	1,643
Increase in deferred rent credit	**479**	—
Deferred drydock costs incurred	**(187)**	—
Net cash provided by operating activities	**88,230**	2,718
Cash flows from investing activities:		
Purchase of vessels, net of deposits	**(267,024)**	(189,414)
Purchase of fixed assets	**(1,048)**	—
Net cash used in investing activities	**(268,072)**	(189,414)
Cash flows from financing activities:		
Proceeds from credit facilities	**371,917**	125,766
Payments to retire Original Credit Facility	**(357,000)**	—
Repayments on the New Credit Facility	**(10,000)**	—
Payment of deferred financing costs	**(3,378)**	(4,106)
Capital contributions from Fleet Acquisition LLC	**2,705**	72,467
Cash dividends paid	**(15,226)**	—
Net proceeds from issuance of common stock	**230,305**	—
Net cash provided by financing activities	**219,323**	194,127
Net increase in cash	**39,481**	7,431
Cash at beginning of period	**7,431**	—
Cash at end of period	**$ 46,912**	$ 7,431
Supplemental disclosure of cash flow information:		
Cash paid during the period for interest	**$ 9,587**	$ 155

See accompanying notes to consolidated financial statements.

(U.S. dollars in thousands)

1. General Information

The accompanying consolidated financial statements include the accounts of Genco Shipping & Trading Limited ("GS&T") and its wholly owned subsidiaries (collectively, the "Company"). The Company is engaged in the ocean transportation of drybulk cargoes worldwide through the ownership and operation of drybulk carrier vessels. GS&T was incorporated on September 27, 2004 under the laws of the Marshall Islands and is the sole owner of all of the outstanding shares of the following subsidiaries: Genco Ship Management LLC, and the 17 ship-owning subsidiaries as set forth below. The Company began operations on December 6, 2004 with the delivery of its first vessel.

The Company agreed to acquire a fleet of 16 drybulk carriers from an unaffiliated third party on November 19, 2004. As of December 31, 2005, the Company had taken delivery of all of the vessels as shown below:

Wholly Owned Subsidiaries	Vessels Acquired	dwt	Date Delivered	Year Built
Genco Reliance Limited	Genco Reliance	29,952	12/6/04	1999
Genco Glory Limited	Genco Glory	41,061	12/8/04	1984
Genco Vigour Limited	Genco Vigour	73,941	12/15/04	1999
Genco Explorer Limited	Genco Explorer	29,952	12/17/04	1999
Genco Carrier Limited	Genco Carrier	47,180	12/28/04	1998
Genco Sugar Limited	Genco Sugar	29,952	12/30/04	1998
Genco Pioneer Limited	Genco Pioneer	29,952	1/4/05	1999
Genco Progress Limited	Genco Progress	29,952	1/12/05	1999
Genco Wisdom Limited	Genco Wisdom	47,180	1/13/05	1997
Genco Success Limited	Genco Success	47,186	1/31/05	1997
Genco Beauty Limited	Genco Beauty	73,941	2/7/05	1999
Genco Knight Limited	Genco Knight	73,941	2/16/05	1999
Genco Leader Limited	Genco Leader	73,941	2/16/05	1999
Genco Marine Limited	Genco Marine	45,222	3/29/05	1996
Genco Prosperity Limited	Genco Prosperity	47,180	4/4/05	1997
Genco Trader Limited	Genco Trader	69,338	6/7/05	1990
Genco Muse Limited	Genco Muse	48,913	10/14/05	2001

The purchase price of the initial 16 vessels aggregated to approximately $421,900, which was funded from initial capital contributions of $75,172 in conjunction with GS&T's issuance of common stock to Fleet Acquisition LLC (the "Former Parent Company"), and from borrowings under the Company's Original Credit Facility, and from the Company's cash flows from operations. Additionally, on October 14, 2005 the Company acquired the Genco Muse with an existing time charter for $34,450, which was funded entirely by the Company's New Credit Facility. The portion of the purchase price attributable to the vessel was $30,958 (see Note 4).

On July 22, 2005, the Company completed its initial public offering of 11,760,000 shares at $21 per share resulting in gross proceeds of $246,960. After underwriting commissions and other offering expenses, net proceeds to the Company were $230,305.

Prior to its initial public offering, the Company was 100% owned by Fleet Acquisition LLC, a limited liability company organized on November 3, 2004 under the laws of the Marshall Islands. Fleet Acquisition LLC is owned 66.53% by OCM Principal Opportunities III Fund, L.P. and OCM Principal Opportunities Fund IIIA, L.P. of which Oaktree Management LLC is the General Partner, 26.63% by Peter Georgiopoulos, and 6.84% by others. Following the initial public offering, Fleet Acquisition LLC has maintained a 53.44% ownership in the Company.

On July 18, 2005, prior to the closing of the public offering of GS&T's common stock, GS&T's Board of Directors and stockholder approved a split (in the form of a stock dividend, giving effect to a 27,000:1 common stock split) of the Company's common stock. All share and per share amounts relating to common stock, included in the accompanying consolidated financial statements and footnotes, have been restated to reflect the stock split for all periods presented.

2. Summary of Significant Accounting Policies

Principles of consolidation. The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, which include the accounts of Genco Shipping & Trading Limited and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Business geographics. The Company's vessels regularly move between countries in international waters, over hundreds of trade routes and, as a result, the disclosure of geographic information is impracticable.

Vessel acquisitions. When the Company enters into an acquisition transaction, it determines whether the acquisition transaction was the purchase of an asset or a business based on the facts and circumstances of the transaction. As is customary in the shipping industry the purchase of a vessel is normally treated as a purchase of an asset as the historical operating data for the vessel is not reviewed nor is material to our decision to make such acquisition.

When a vessel is acquired with an existing time charter, the Company allocates the purchase price of the vessel and the time charter, based on, among other things, vessel market valuations and the present value (using an interest rate which reflects the risks associated with the acquired charters) of the difference between (i) the contractual amounts to be paid pursuant to the charter terms and (ii) management's estimate of the fair market charter rate, measured over a period equal to the remaining term of the charter. The capitalized above-market (assets) and below-market (liabilities) charters are amortized as a reduction or increase, respectively, to voyage revenues over the remaining term of the charter.

Segment reporting. The Company reports financial information and evaluates its operations by charter revenues and not by the length of ship employment for its customers, i.e., spot or time charters. The Company does not use discrete financial information to evaluate the operating results for different types of charters. Although revenue can be identified for these types of charters, management cannot and does not separately identify expenses, profitability or other financial information for these charters. As a result, management, including the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet and thus, the Company has determined that it operates under one reportable segment. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable.

Revenue and voyage expense recognition. Since the Company's inception, revenues have been generated from time charter agreements. A time charter involves placing a vessel at the charterer's disposal for a set period of time during which the charterer may use the vessel in return for the payment by the charterer of a specified daily hire rate. In time charters, operating costs including crews, maintenance and insurance are typically paid by the owner of the vessel and specified voyage costs such as fuel and port charges are paid by the charterer. There are certain other non-specified voyage expenses such as commissions which are borne by the Company. Time charter revenues are recorded over the term of the charter as service is provided. Revenues are recognized on a straight line basis as the average revenue over the term of the respective time charter agreement.

Included in the standard time charter contracts with our customers, the contract specifies certain performance parameters, which if not met can result in customer claims. As of December 31, 2005 and December 31, 2004, the Company had a reserve of $316 and $0, respectively, associated with estimated customer claims against the Company for time charter performance issues.

Vessel operating expenses. Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, and other miscellaneous expenses. Vessel operating expenses are recognized when incurred.

Vessels, net. Vessels, net are stated at cost less accumulated depreciation. Included in vessel costs are acquisition costs directly attributable to the acquisition of a vessel and expenditures made to prepare the vessel for its initial voyage. Vessels are depreciated on a straight-line basis over their estimated useful lives, determined to be 25 years from the date of initial delivery from the shipyard.

Depreciation expense is calculated based on cost less the estimated residual scrap value. The costs of significant replacements, renewals and betterments are capitalized and depreciated over the shorter of the vessel's remaining estimated useful life or the estimated life of the renewal or betterment. Undepreciated cost of any asset component being replaced that was acquired after the initial vessel purchase is written off as a component of vessel operating expense. Expenditures for routine maintenance and repairs are expensed as incurred. Scrap value is estimated by the Company by taking the cost of steel times the weight of the ship noted in lightweight ton (lwt). At December 31, 2005 and 2004, the Company estimated the residual value of vessels to be $175/lwt.

Fixed assets, net. Fixed assets, net are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are based on a straight line basis over the estimated useful life of the specific asset placed in service. The following table is used in determining the estimated useful lives:

Description	Useful lives
Leasehold improvements	15 years
Furniture, fixtures & other equipment	10 years
Vessel equipment	2–5 years
Computer equipment	4 years

Deferred drydocking costs. The Company's vessels are required to be drydocked approximately every 30 to 60 months for major

(U.S. dollars in thousands)

repairs and maintenance that cannot be performed while the vessels are operating. The Company capitalizes the costs associated with the drydockings as they occur and depreciate these costs on a straight line basis over the period between drydockings. Costs capitalized as part of a vessel's drydocking include actual costs incurred at the drydocking yard; cost of parts that are reasonably made in anticipation of reducing the duration or cost of the drydocking; cost of travel, lodging and subsistence of personnel sent to the drydocking site to supervise; and the cost of hiring a third party to oversee the drydocking.

Inventory. Inventory consists of lubricants and bunkers (fuel) which are stated at the lower of cost or market. Cost is determined by the first-in, first-out method.

Impairment of long-lived assets. The Company follows Statement of Financial Accounting Standards ("SFAS") No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than their carrying amounts. In the evaluation of the fair value and future benefits of long-lived assets, the Company performs an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets. If the carrying value of the related asset exceeds the undiscounted cash flows, the carrying value is reduced to its fair value. Various factors including anticipated future charter rates, estimated scrap values, future drydocking costs and estimated vessel operating costs, are included in this analysis.

For 2005 and for the period September 27, 2004 (Date of Inception) through December 31, 2004, no impairment charges were recorded, based on the analysis described above.

Deferred financing costs. Deferred financing costs, included in other assets, consist of fees, commissions and legal expenses associated with securing loan facilities. These costs are amortized over the life of the related debt, which is included in interest expense. In July 2005, the Company entered into the New Credit Facility, which resulted in a write-off of $4,103 of unamortized deferred financing costs associated with the Original Credit Facility.

Deposits on vessels. Deposits on vessels consist of payments made to the seller of vessels in advance of the Company taking possession of the vessels.

Cash and cash equivalents. The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

Income taxes. Pursuant to Section 883 of the U.S. Internal Revenue Code of 1986 as amended (the "Code"), qualified income derived from the international operations of ships is excluded from gross income and exempt from U.S. federal income tax if a company engaged in the international operation of ships, meets certain requirements. Among other things, in order to qualify, the company must be incorporated in a country which grants an equivalent exemption to U.S. corporations and must satisfy certain qualified ownership requirements.

The Company is incorporated in the Marshall Islands. Pursuant to the income tax laws of the Marshall Islands, the Company is not subject to Marshall Islands income tax. The Marshall Islands has been officially recognized by the Internal Revenue Service as a qualified foreign country that currently grants the requisite equivalent exemption from tax.

Based on the ownership of our common stock prior to our initial public offering on July 22, 2005 as discussed in note 1, we qualified for exemption from income tax for 2005 under Section 883, since for more than half of 2005, we were a Controlled Foreign Corporation ("CFC") and satisfied certain other criteria in the Section 883 regulations. We were a CFC, as defined in the Code, since until the initial public offering on July 22, 2005, over 50% of our stock was owned by United States holders each of whom owned ten percent or more of our voting stock, or U.S. 10% Owners. During that time, approximately 93% of our common stock was held by U.S. 10% Owners.

Immediately following the initial public offering, the U.S. 10% Owners beneficially owned less than 50% of our stock. If such owners were to continue to own less than 50% of our stock and there were no additional U.S. 10% Owners during 2006, we would no longer be eligible to qualify for exemption from tax under Section 883 based on being a CFC. Instead, we could only qualify for exemption if we satisfy the publicly traded requirement of the Section 883 regulations. In order to meet the publicly traded requirements for 2006 and future years, our stock must be treated as being primarily and regularly traded on NASDAQ for more than half the days of any such year. Under the Section 883 regulations, our qualification for the publicly traded requirement may be jeopardized if shareholders of our common stock that own five percent or more of our stock own, in the aggregate, 50% or more of our common stock. As of the end of 2005, such five percent or more shareholders owned at least 55% of our common stock. If such shareholders were to have and maintain such ownership of in excess of 50% of our common stock for more than half the days of 2006, we would not be eligible to claim exemption from tax under Section 883. We can therefore give no assurance that changes and shifts in the ownership of our stock by five percent or more shareholders will permit us to qualify for exemption from tax in 2006 or in future years.

If the Company does not qualify for the exemption from tax under Section 883, it likely would be subject to a 4% tax on the gross "shipping income" (without the allowance for any deductions) that is treated as derived from sources within the United States or "United States source shipping income." For these purposes, "shipping income" means any income that is derived from the use of vessels, from the hiring or leasing of vessels for use, or from the performance of services directly related to those uses; and "United States source shipping income" includes 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States.

Deferred revenue. Deferred revenue primarily relates to cash received from charterers prior to it being earned. These amounts are recognized as income when earned.

Comprehensive income. The Company follows Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income," which establishes standards for reporting and displaying comprehensive income and its components in financial statements. Comprehensive income is comprised of net income and amounts related to the adoption of SFAS No. 133.

Restricted stock awards. The Company follows the provisions of Accounting Principles Board Opinion ("APB") No. 25, Accounting for Stock Issued to Employees to account for restricted stock issued under its equity incentive plan.

Accounting estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include vessel and drydock valuations and the valuation of amounts due from charterers. Actual results could differ from those estimates.

Concentration of credit risk. Financial instruments that potentially subject the Company to concentrations of credit risk are amounts due from charterers. With respect to amounts due from charterers, the Company attempts to limit its credit risk by performing ongoing credit evaluations and, when deemed necessary, requiring letters of credit, guarantees or collateral. Although the Company earned 97% of revenues from twelve customers, for 2005 and earned 100% of revenues from four customers for the period September 27, 2004 (Date of Inception) through December 31, 2004, management does not believe significant risk exists in connection with the Company's concentrations of credit at December 31, 2005 and December 31, 2004.

For the year ended 2005 and for the period September 27, 2004 (Date of Inception) through December 31, 2004, there are three customers in both periods that individually account for more than 10% of revenue for the respective period.

Fair value of financial instruments. The estimated fair values of the Company's financial instruments such as amounts due from charterers, accounts payable and long-term debt approximate their individual carrying amounts as of December 31, 2005 and December 31, 2004 due to their short-term maturity or the variable-rate nature of the respective borrowings.

The fair value of the interest rate swap (used for purposes other than trading) is the estimated amount the Company would receive to terminate the swap agreement at the reporting date, taking into account current interest rates and the creditworthiness of the swap counterparty.

Interest rate risk management. The Company is exposed to the impact of interest rate changes. The Company's objective is to manage the impact of interest rate changes on its earnings and cash flow in relation to its borrowings. The Company entered into an interest rate swap with an effective date of September 14, 2005 and uses this interest swap to manage net exposure to interest rate changes related to a portion of its borrowings and to manage its overall borrowing costs.

The Company held one interest rate risk management instrument at December 31, 2005 and no instruments at December 31, 2004. As of December 31, 2005, the Company is

(U.S. dollars in thousands)

party to an interest rate swap agreement to hedge cash flow that expires on July 29, 2015 and effectively converts floating rate obligations to a fixed rate instrument. The asset recognized in connection with the Company's cash flow hedge at December 31, 2005 and December 31, 2004 is $2,325 and $0, respectively, and is presented as the fair value of derivative on the balance sheet. As of December 31, 2005 and December 31, 2004, the Company has other comprehensive income (OCI) of $2,325 and $0, respectively, related to this instrument.

Reclassifications. Certain amounts for 2004 have been reclassified to conform to the 2005 presentation.

Derivative financial instruments. To manage its exposure to fluctuating interest rates, the Company uses an interest rate swap agreement. Interest rate differentials to be paid or received under these agreements are accrued and recognized as an adjustment of interest expense related to the designated debt. The fair value of the interest rate swap agreement and changes in fair value are recognized in the financial statements as non-current asset or liability.

Amounts receivable or payable arising at the settlement of interest rate swaps are deferred and amortized as an adjustment to interest expense over the period of interest rate exposure provided the designated liability continues to exist.

New accounting pronouncements. In December 2004, the Financial Accounting Standards Board issued SFAS No. 123R that will require compensation costs related to share based payment transactions to be recognized in the financial statements. With limited exceptions, the amount of compensation cost will be measured based on the grant date fair value of the equity or liability instruments issued. In addition, liability awards will be remeasured each reporting period. Compensation cost will be recognized over the period that an employee provides service in exchange for the award. SFAS 123R replaces SFAS No. 123, "Accounting for Stock-Based Compensation," and supersedes APB 25. This Statement will be effective as of the beginning of the first fiscal year that begins after June 15, 2005.

Entities that used the fair-value based method for either recognition or disclosure under SFAS No. 123 will apply this revised Statement using a modified version of prospective application. Under this transition method, for the portion of outstanding awards for which the requisite service has not yet been rendered, compensation cost is recognized on or after the required effective date based on the grant date fair value of those awards calculated under SFAS No. 123 for either recognition or pro forma disclosures. For periods before the required effective date, those entities may elect to apply a modified version of the retrospective application under which financial statements for periods are adjusted on a basis consistent with the pro forma disclosures required for those periods by SFAS No. 123. The adoption of SFAS No. 123R will not have a material impact on the Company's financial statements.

SFAS No. 154, "Accounting Changes and Error Corrections, a Replacement of APB Opinion No. 20 and FASB Statement No. 3." SFAS 154 establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to a newly adopted accounting principle. Previously, most changes in accounting principle were recognized by including the cumulative effect of changing to the new accounting principle in net income of the period of the change. Under SFAS 154, retrospective application requires (i) the cumulative effect of the change to the new accounting principle on periods prior to those presented to be reflected in the carrying amounts of assets and liabilities as of the beginning of the first period presented, (ii) an offsetting adjustment, if any, to be made to the opening balance of retained earnings (or other appropriate components of equity) for that period, and (iii) financial statements for each individual prior period presented to be adjusted to reflect the direct period-specific effects of applying the new accounting principle. Special retroactive application rules apply in situations where it is impracticable to determine either the period-specific effects or the cumulative effect of the change. Indirect effects of a change in accounting principle are required to be reported in the period in which the accounting change is made. SFAS 154 carries forward the guidance in APB Opinion 20 "Accounting Changes," requiring justification of a change in accounting principle on the basis of preferability. SFAS 154 also carries forward without change the guidance contained in APB Opinion 20, for reporting the correction of an error in previously issued financial statements and for a change in an accounting estimate. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not expect SFAS 154 will significantly impact its financial statements upon its adoption on January 1, 2006.

3. Cash Flow Information

The Company had non-cash operating and investing activities not included in the Consolidated Statement of Cash Flows for items included in accounts payable and accrued expenses for the purchase of fixed assets of approximately $523 and $0 for the year ended December 31, 2005 and the period September 27, 2004 (Date of Inception) through December 31, 2004, respectively.

Included in Purchase of vessels, net of deposits, is the unamortized value of the time charter acquired for the Genco Muse as discussed in Note 11.

The Company entered into a cash flow hedge during 2005. This cash flow hedge has a fair value of $2,325 as of December 31, 2005.

The Company granted restricted stock to its employees in 2005. The fair value of such restricted stock was $2,940 on the grant dates and was recorded in equity.

4. Vessel Acquisition

As discussed in Note 1, see discussion on the initial acquisition of 16 drybulk carriers.

On October 14, 2005, the Company took delivery of the Genco Muse, a 48,913 dwt Handymax drybulk carrier and the results of its operations is included in the consolidated results of the Company after that date. The vessel is a 2001 Japanese-built vessel. The total purchase price of the vessel was $34,450. The purchase price included the assumption of an existing time charter with Qatar Navigation QSC at a rate of $26.5 per day. Due to the above market rate of the existing time charter, the Company has capitalized $3,492 of the purchase price as an asset which is being amortized as a reduction of voyage revenues through September 2007 (the remaining term of the charter). For 2005, $398 was amortized and $3,094 remains unamortized at December 31, 2005. For the period September 27, 2004 (Date of Inception) through December 31, 2004, no acquisitions requiring this accounting treatment had occurred.

The purchase of the Genco Muse is consistent with the Company's strategy of selectively expanding the number of high-quality vessels in the fleet.

5. Deposits on Vessels

Under the terms of the purchase agreement between the company and an unaffiliated seller, the Company was required to make a deposit of 15% of the purchase price for each vessel to be acquired for its initial fleet. The deposit for each vessel was applied towards the purchase price of that vessel on the acquisition date. As of December 31, 2005, the Company had no deposits on vessels. As of December 31, 2004, deposits held for the subsequent purchase of the ten vessels were $40,923.

6. Earnings per Common Share

The computation of basic earnings (loss) per share is based on the weighted average number of common shares outstanding during the year. The computation of diluted earnings (loss) per share assumes the vesting of granted restricted stock awards (see Note 17), for which the assumed proceeds upon grant are deemed to be the amount of compensation cost attributable to future services and not yet recognized using the treasury stock method, to the extent dilutive. For the year ended December 31, 2005, the restricted stock grants are dilutive. For the period September 27, 2004 (Date of Inception) through December 31, 2004 there were no restricted shares granted.

The components of the denominator for the calculation of basic earnings per share and diluted earnings per share are as follows:

	Year Ended December 31, 2005	September 27, 2004 through December 31, 2004
Common shares outstanding, basic:		
Weighted average common shares outstanding, basic	**18,751,726**	13,500,000
Common shares outstanding, diluted:		
Weighted average common shares outstanding, basic	**18,751,726**	13,500,000
Weighted average restricted stock awards	**3,469**	—
Weighted average common shares outstanding, diluted	**18,755,195**	13,500,000

7. Related Party Transactions

The following are related party transactions not disclosed elsewhere in these financial statements:

In April 2005, the Company began renting office space as its principal executive offices in a building currently leased by

(U.S. dollars in thousands)

GenMar Realty LLC, a company wholly owned by Peter C. Georgiopoulos, the Chairman of the Board. There is no lease agreement between the Company and GenMar Realty LLC. The Company paid an occupancy fee on a month-to-month basis in the amount of $55. For 2005, and for the period September 27, 2004 (Date of Inception) through December 31, 2004, the Company incurred rent expense of $440 and $0, respectively. At December 31, 2005 the month-to-month arrangement has been terminated with GenMar Realty LLC.

In the year ended December 31, 2005 and for the period September 27, 2004 (Date of Inception) through December 31, 2004, the Company incurred travel related expenditures totaling $113 and $0, respectively, reimbursable to General Maritime Corporation, where Peter C. Georgiopoulos also serves as Chairman of the Board, Chief Executive Officer and President, that related to travel in conjunction with the initial public offering. The travel expenditures were paid from the gross proceeds received from the initial public offering and as such are included in the determination of net proceeds. In addition for 2005, prior to the initial public offering, the Company also purchased $25 of computers and incurred $17 of expense for consultative services provided by General Maritime Corporation. At December 31, 2005 and December 31, 2004, there are no outstanding amounts owed to General Maritime Corporation.

During the year ended December 31,2005 and for the period September 27, 2004 (Date of Inception) through December 31, 2004, the Company incurred legal services (primarily in connection with vessel acquisitions) aggregating $176 and $83 from Constantine Georgiopoulos, father of Peter C. Georgiopoulos, Chairman of the Board. At December 31, 2005 and December 31, 2004, $27 and $83, respectively, were outstanding to Constantine Georgiopoulos.

The Company has obtained an insurance policy through Leeds & Leeds Company Inc., a broker. Leeds & Leeds Company Inc. currently holds less than 0.1% ownership in Fleet Acquisition LLC. The Company incurred $2,424 and $24 of insurance expense to them for 2005 and for the period September 27, 2004 (Date of Inception) through December 31, 2004, respectively. There were no amounts due to Leeds & Leeds Company, Inc. at December 31, 2005 and 2004.

8. Long-term Debt

Long-term debt consists of the following:

	December 31, 2005	December 31, 2004
Revolver, Original Credit Facility	**$ —**	$125,766
Revolver, New Credit Facility	**130,683**	
Less: Current portion of revolver	**—**	23,203
Long-term debt	**$130,683**	$102,563

New credit facility

The Company entered into the New Credit Facility as of July 29, 2005. The New Credit Facility is with a syndicate of commercial lenders consisting of Nordea Bank Finland Plc, New York Branch, DnB NOR Bank ASA, New York Branch and Citigroup Global Markets Limited. The New Credit Facility has been used to refinance our indebtedness under the Company's Original Credit Facility, and may be used in the future to acquire additional vessels and for working capital requirements. Under the terms of the New Credit Facility, borrowings in the amount of $106,233 were used to repay indebtedness under the Original Credit Facility, and additional net borrowings of $24,450 were obtained to fund the acquisition of the Genco Muse. After these net borrowings $319,317 remains available to fund future vessel acquisitions. The Company may borrow up to $20,000 of the $319,317 for working capital purposes.

The New Credit Facility has a term of ten years maturing on July 29, 2015. The facility permits borrowings up to 65% of the fair value of the vessels that secure the obligations under the New Credit Facility up to the facility limit, provided that conditions to drawdown are satisfied. Certain of these conditions require the Company, among other things, to provide to the lenders acceptable valuations of the vessels in our fleet confirming that the aggregate amount outstanding under the facility (determined on a pro forma basis giving effect to the amount proposed to be drawn down) will not exceed 65% of the value of the vessels pledged as collateral. The New Credit Facility limit is $450,000 for a period of six years. Thereafter, the facility limit is reduced by an amount equal to 8.125% of the total $450,000 commitment, semi-annually over a period of four years and is reduced to $0 on the tenth anniversary.

The obligations under the New Credit Facility are secured by a first priority mortgage on each of the vessels in our fleet as well as any future vessel acquisitions pledged as collateral and funded by this facility. The New Credit Facility is also secured by a first priority security interest in our earnings and insurance proceeds related to the collateral vessels. The Company may grant additional security interest in vessels acquired that are not mortgaged.

All of our vessel-owning subsidiaries are full and unconditional joint and several guarantors of our New Credit Facility. Each of these subsidiaries is wholly owned by GS&T. GS&T has no independent assets or operations.

Interest on the amounts drawn is payable at the rate of 0.95% per annum over LIBOR until the fifth anniversary of the closing of the New Credit Facility and 1.00% per annum over LIBOR thereafter. The Company is also obligated to pay a commitment fee equal to 0.375% per annum on any undrawn amounts available under the facility. On July 29, 2005, the Company paid an arrangement fee to the lenders of $2,700 which equates to 0.6% of the total commitment of $450,000. The $2,700 along with other costs have been capitalized as deferred financing costs in 2005.

Under the terms of the New Credit Facility, the Company is permitted to pay or declare dividends in accordance with its dividend policy so long as no default or event of default has occurred and is continuing or would result from such declaration or payment.

The New Credit Facility has certain financial covenants that require among other things to ensure that the fair market value of the collateral vessels maintains a certain multiple as compared to the outstanding indebtedness; maintain a certain ratio of total indebtedness to total capitalization; maintain a certain ratio of earnings before interest, taxes, depreciation and amortization to interest expense; maintain a net worth of approximately $263 million; and maintain working capital liquidity in an amount of not less than $500 per vessel securing the borrowings. Additionally there are certain non-financial covenants that require among other things to provide the lender with certain legal documentation such as the mortgage on a newly acquired vessel using funds from the New Credit Facility, and other periodic communications with the lender that include certain compliance certificates at the time of borrowing and on a quarterly basis. For the period since facility inception through December 31, 2005, the Company has been in compliance with these covenants.

The New Credit Facility permits the issuance of letters of credit up to a maximum amount of $50,000. The conditions under which the letter of credit amounts can be issued are substantially the same as the conditions for borrowing funds under the facility. Each letter of credit must terminate within twelve months, but can be extended for successive periods also not exceeding twelve months. The Company pays a fee of 1/8 of 1% per annum on the amount of letters of credit outstanding. At December 31, 2005 and December 31, 2004, there were no letters of credit issued under the New Credit Facility.

The following table sets forth our maturity dates of the revolver as of:

Period Ending December 31,	Total
2006	$ —
2007	—
2008	—
2009	—
2010	—
Thereafter	130,683
	$130,683

Letter of credit

In conjunction with the Company entering into a new long-term office space lease (See Note 15—Lease Payments), the Company was required to provide a letter of credit to the landlord in lieu of a security deposit. As of September 21, 2005, the Company obtained an annually renewable unsecured letter of credit with DnB NOR Bank in the amount of $650 at a fee of 1% per annum. The letter of credit is reduced to $520 on August 1, 2006 and is cancelable on each renewal date provided the landlord is given 150 days minimum notice.

Original Credit Facility

The Original Credit Facility, entered into on December 3, 2004, has been refinanced by the New Credit Facility. The Original Credit Facility had a five year maturity at a rate of LIBOR plus 1.375% per year until $100 million had been repaid and thereafter at LIBOR plus 1.250%. In the event of late principal payments, additional interest charges would have been incurred. This facility was retired with proceeds from the initial public offering and proceeds from our New Credit Facility.

The Company's entry into the New Credit Facility in July 2005 resulted in a write-off to interest expense of $4,103 of unamortized deferred financing costs associated with the Original Credit Facility.

Interest rates

The effective interest rates, including the cost associated with unused commitment fees, during 2005 and for the period

(U.S. dollars in thousands)

September 27, 2004 (Date of Inception) through December 31, 2004, were 4.83% and 4.69%, respectively. The interest rates on the debt, excluding the unused commitment fess ranged from 3.69% to 5.26% during 2005 and ranged from 3.63% to 3.88% for the period September 27, 2004 (Date of Inception) through December 31, 2004.

Interest rate swap agreements

Effective September 14, 2005, the Company entered into an interest rate swap agreement with DnB NOR Bank to manage interest costs and the risk associated with changing interest rates. The notional principal amount of the swap is $106,233 and the swap's expiration date coincides with the expiration of the New Credit Facility on July 29, 2015. The swap agreement hedges the interest rate for the notional amount to a fixed rate of 4.485% plus, pursuant to the New Credit Facility agreement, 0.95% per annum until the fifth anniversary of the New Credit Facility and 1.00% per annum thereafter. The differential to be paid or received for these swap agreements is recognized as an adjustment to interest expense as incurred.

The Company has determined that this interest rate swap agreement, which initially hedged the corresponding debt, continues to effectively hedge the debt. Interest expense pertaining to the interest rate swap for 2005 and for the period September 27, 2004 (Date of Inception) through December 31, 2004 was $143 and $0, respectively.

The fair value of the interest rate swap agreement was $2,325 as of December 31, 2005. No interest rate swaps were in effect at December 31, 2004.

9. Fair Value of Financial Instruments

The estimated fair values of the Company's financial instruments are as follows:

	December 31, 2005		December 31, 2004	
	Carrying Value	**Fair Value**	Carrying Value	Fair Value
Cash	**$ 46,912**	**$ 46,912**	$ 7,431	$ 7,431
Floating rate debt	**130,683**	**130,683**	125,766	125,766
Cash flow hedge—net asset position	**2,325**	**2,325**	—	—

The fair value of the revolving credit facilities are estimated based on current rates offered to the Company for similar debt of the same remaining maturities. The carrying value approximates the fair market value for the variable rate loans. The fair value of the interest rate swap (used for purposes other than trading) is the estimated amount the Company would receive to terminate the swap agreement at the reporting date, taking into account current interest rates and the creditworthiness of the swap counterparty.

10. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following:

	December 31, 2005	December 31, 2004
Lubricant inventory and other stores	**$1,019**	$323
Prepaid items	**809**	4
Other	**746**	107
Total	**$2,574**	$434

11. Other Assets, Net

Other assets consist of the following:

(i) Deferred financing costs which include fees, commissions and legal expenses associated with securing loan facilities. These costs are amortized over the life of the related debt, which is included in interest expense. In July 2005, the Company entered into the New Credit Facility, which resulted in a write-off of $4,103 of unamortized deferred financing costs associated with the Original Credit Facility. The Company has incurred additional deferred financing costs of $2,999 on the New Credit Facility. Accumulated amortization of deferred financing costs as of December 31, 2005 and December 31, 2004 was $126 and $60, respectively.

(ii) Value of time charter acquired which represents the value assigned to the time charter acquired with the Genco Muse in October 2005. The value assigned to the time charter was $3,492. This intangible asset is amortized as a component of revenue over the minimum life of the time charter. The amount amortized for this intangible asset was $398 for the year ended December 31, 2005 and $0 for the period September 27, 2004 (Date of Inception) through December 31, 2004. At December 31, 2005 and 2004, $3,094 and $0, respectively remains unamortized.

12. Fixed Assets

Fixed assets consist of the following:

	December 31, 2005	December 31, 2004
Fixed assets:		
Vessel equipment	$ 69	$—
Leasehold improvements	1,146	—
Furniture and fixtures	96	—
Computer equipment	260	—
Total cost	1,571	—
Less: accumulated depreciation and amortization	49	—
Total	$1,522	$—

13. Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of the following:

	December 31, 2005	December 31, 2004
Accounts payable	$1,018	$332
Accrued general and administrative	2,701	491
Accrued vessel operating expenses	2,259	22
Total	$5,978	$845

14. Revenue from Time Charters

Total revenue earned on time charters for 2005 and for the period September 27, 2004 (Date of Inception) through December 31, 2004 was $116,906 and $1,887, respectively. Future minimum time charter revenue, based on vessels committed to noncancelable time charter contracts as of December 31, 2005 will be $109,393 during 2006 and $10,581 during 2007, assuming no off-hire time is incurred.

15. Lease Payments

In September 2005, the Company entered into a 15-year lease for office space in New York, New York. The monthly rental is as follows: Free rent from September 1, 2005 to July 31, 2006, $40 per month from August 1, 2006 to August 31, 2010, $43 per month from September 1, 2010 to August 31, 2015, and $46 per month from September 1, 2015 to August 31, 2020. The Company is also entitled to tenant work credit of $324. The monthly straight-line rental expense from September 1, 2005 to August 31, 2020 is $39. As a result of the straight-line rent calculation generated by the free rent period and the tenant work credit, the Company has a deferred rent credit at December 31, 2005 and 2004 of $479 and $0, respectively. The Company has the option to extend the lease for a period of 5 years from September 1, 2020 to August 31, 2025. The rent for the renewal period is determined by taking 95% of the prevailing market rate for the six months prior to the commencement date of the extension term.

Future minimum rental payments on the above lease for the next five years and thereafter are as follows: $202 for 2006, $486 per year for 2007 through 2009, $496 for 2010 and $5,168 thereafter.

16. Savings Plan

In August 2005, the Company established a 401(K) Plan (the "Plan") which is available to full-time employees who meet the Plan's eligibility requirements. This Plan is a defined contribution plan, which permits employees to make contributions up to 96 percent of their annual salaries with the Company matching up to the first six percent. The matching contribution vests immediately. For 2005, the Company's matching contribution to the Plan was $22. For the period September 27, 2004 (Date of Inception) through December 31, 2004 there was no Plan in effect.

17. Restricted Stock Awards

On July 12, 2005, the Company's Board of Directors approved the Genco Shipping and Trading Limited 2005 Equity Incentive Plan (the "Plan"). Under this plan the Company's compensation committee, another designated committee of the board of directors or the board of directors or the board of directors, may grant a variety of stock-based incentive awards to employees, directors and consultants whom the compensation committee (or other committee or the board of directors) believes are key to the Company's success. The compensation committee may award incentive stock options, nonqualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, unrestricted stock and performance shares. The aggregate number of shares of common stock available for award under the Plan is 2,000,000 shares.

On October 31, 2005, the Company made grants of restricted common stock under its equity incentive plan in the amount of 118,612 shares to the executive officers, employees and directors of the Company. The executive and employee grants vest ratably on each of the four anniversaries of the date of the Company's initial public offering (July 22, 2005). Grants to directors vest in full on the earliest of the first anniversary of the grant date, the date of the next annual shareholders meeting of the

(U.S. dollars in thousands)

Company, and the first anniversary of the Company's initial public offering. Upon grant of the restricted stock, an amount of unearned compensation equivalent to the market value at the date of the grant, or $1,949, was recorded as a component of shareholders' equity. Amortization of this charge, which is included in general and administrative expenses was $260 for 2005 and $0 for the period September 27, 2004 (Date of Inception) through December 31, 2004, respectively, and will be $1,031, $394, $200, and $64 in, 2006, 2007, 2008, and 2009, respectively.

On December 21, 2005, the Company made grants of restricted common stock under its equity incentive plan in the amount of 55,600 shares to the executive officers and employees of the Company. These grants vest ratably on each of the four anniversaries of the determined vesting date beginning with November 15, 2006. Upon grant of the restricted stock, an amount of unearned compensation equivalent to the market value at the date of the grant, or $991, was recorded as a component of shareholders' equity. Amortization of this charge, which is included in general and administrative expenses was $17 for 2005 and $0 for the period September 27, 2004 (Date of Inception) through December 31, 2004, respectively, and will be $533, $253, $134, and $54 in, 2006, 2007, 2008, and 2009, respectively.

18. Legal Proceedings

From time to time the Company may be subject to legal proceedings and claims in the ordinary course of its business, principally personal injury and property casualty claims. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. The Company is not aware of any legal proceedings or claims that it believes will have, individually or in the aggregate, a material adverse effect on the Company, its financial condition, results of operations or cash flows.

19. Subsequent Events

On February 9, 2006, the Board of Directors declared a dividend of $0.60 per share to be paid on or about March 10, 2006 to shareholders of record as of February 24, 2006. The aggregate amount of the dividend is expected to be $15,261, which the Company anticipates will be funded from cash on hand at the time payment is to be made.

Market for Registrant's Common Equity, Related Stockholder Matters and Purchases of Equity Securities

Market Information, Holders and Dividends

Our common stock has traded on NASDAQ under the symbol "GSTL" since our initial public offering on July 22, 2005. The following table sets forth for the periods indicated the high and low prices for the common stock as of the close of trading as reported on NASDAQ:

Fiscal Year Ended December 31, 2005	High	Low
3rd Quarter	**$20.84**	**$19.00**
4th Quarter	**$19.63**	**$15.96**

As of December 31, 2005, there were approximately 29 holders of record of our common stock.

On July 18, 2005, prior to the closing of the public offering of our common stock, our Board of Directors and stockholder approved a split (in the form of a stock dividend, giving effect to a 27,000:1 common stock split) of our common stock. All share and per share amounts relating to common stock, included in the accompanying consolidated financial statements and footnotes, have been restated to reflect the stock split for all periods presented.

Our dividend policy is to declare quarterly distributions to shareholders by each February, May, August and November, which commenced in November 2005, substantially equal to our available cash from operations during the previous quarter, less cash expenses for that quarter (principally vessel operating expenses and debt service) and any reserves our board of directors determines we should maintain. These reserves may cover, among other things, drydocking, repairs, claims, liabilities and other obligations, interest expense and debt amortization, acquisitions of additional assets and working capital. On October 31, 2005 and on February 9, 2006, the Board of Directors declared a dividend of $0.60 per share for each respective quarter. However, in the future, we may incur other expenses or liabilities or our Board of Directors may establish reserves that would reduce or eliminate the cash available for distribution as dividends.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Genco Shipping & Trading Limited
New York, New York

We have audited the accompanying consolidated balance sheets of Genco Shipping & Trading Limited and its subsidiaries (the "Company") as of December 31, 2005 and 2004, and the related consolidated statements of operations, shareholders' equity and comprehensive income, and cash flows for the year ended December 31, 2005 and for the period from September 27, 2004 (date of inception) through December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2005 and 2004, and the results of their operations and their cash flows for year ended December 31, 2005 and for the period from September 27, 2004 (date of inception) through December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP
New York, New York
February 24, 2006

Pro Forma Balance Sheet Items Reconciliation

December 31, 2005

(U.S. dollars in thousands)

	December 31, 2005 Actual	Adjustment*	December 31, 2005 Pro Forma
Cash	$ 46,912	$(15,261)	$ 31,651
Debt	130,683	—	130,683
Net Debt	83,771	—	99,032
Shareholders' Equity	348,242	(15,261)	332,981
Total Capitalization	$432,013		$432,013

*December 31, 2005 pro forma balance sheet information takes into effect the Company's payment of dividends on March 10, 2006, for all shares outstanding as of February 24, 2006 of $15.26 million.

Liquidity Position	
Revolving Credit Facility	$450,000
Undrawn Facilities	319,317
Cash	31,651
Total Liquidity	$350,968

We define Net Debt to Total Capitalization as Net Debt divided by Total Capitalization.

Performance Items Reconciliation

December 31, 2005

(U.S. dollars in thousands)

We define EBITDA Margin as EBITDA divided by Revenues. Please refer to footnote (1) in "Selected Consolidated Financial and Other Data" on page 23 for a reconciliation of EBITDA.

We calculate Fleet Utilization by dividing the number of our operating days during a period by the number of our available days during the period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the number of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.

We calculate Return on Total Capital as Net Income of $54,482 plus Interest Expense of $15,348 divided by the sum of the average of Shareholders' Equity at the end of each quarter and the average of Total Debt at the end of each quarter, in each case for the year ended December 31, 2005.

Corporate Information

Executive Team

Robert Gerald Buchanan
President

John C. Wobensmith
Chief Financial Officer, Treasurer and Secretary

Board of Directors

Peter C. Georgiopoulos, Chairman(1)(2)
Chairman, President and Chief Executive Officer
General Maritime Corporation

Stephen A. Kaplan
Principal
Oaktree Capital Management LLC

Nathaniel C.A. Kramer(1)(3)
Chairman, Managing Director
MercantileCapital Group LLC

Basil G. Mavroleon(1)(2)
Managing Director
Charles R. Weber Company Inc.

Robert C. North(2)
President
North Star Maritime Inc.

Harry A. Perrin(3)
Co-Head, Restructuring Practice Area
Petrie Parkman & Co., Inc.

Mark F. Polzin(3)
President and Chief Executive Officer
Moreland Management Co.

(1) Compensation Committee
(2) Nominating and Corporate Governance Committee
(3) Audit Committee

Corporate Offices

Genco Shipping & Trading Limited
299 Park Avenue, 20th Floor
New York, NY 10171
Tel: (646) 443-8550
www.gencoshipping.com

Stock Listing

Genco Shipping & Trading Limited's common stock is traded on The NASDAQ Stock Market under the symbol GSTL.

Transfer Agent

Mellon Investor Services LLC
480 Washington Boulevard
Jersey City, NJ 07310-1900
Tel: (800) 851.9677
TTD for Hearing Impaired: (800) 231.5469
Foreign Shareowners: (201) 680.6610
TDD Foreign Shareowners: (201) 680.6578

Legal Counsel

Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, New York 10036
Tel: (212) 715-9100

Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004
Tel: (212) 574-1200

Independent Auditors

Deloitte & Touche LLP
Two World Financial Center
225 Liberty Street
New York, New York 10281
Tel: (212) 436-2000

Investor Relations Contact

John C. Wobensmith
Genco Shipping & Trading Limited
299 Park Avenue, 20th Floor
New York, NY 10171
Tel: (646) 443-8550

Notice of Annual Meeting

Genco Shipping & Trading Limited will conduct its Annual Meeting at the offices of Kramer Levin Naftalis & Frankel LLP, 1177 Avenue of the Americas, New York, New York 10036 on May 18th, 2006 at 2:00 PM.

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Genco Shipping & Trading Limited

299 Park Avenue, 20th Floor
New York, NY 10171
646-443-8550
www.gencoshipping.com